     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1997

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SCM MICROSYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3577                           77-0444317
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                             SCM MICROSYSTEMS, INC.
                                131 ALBRIGHT WAY
                              LOS GATOS, CA 95032
                                 (408) 370-4888
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                STEVEN HUMPHREYS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SCM MICROSYSTEMS, INC.
                                131 ALBRIGHT WAY
                              LOS GATOS, CA 95032
                                 (408) 370-4888
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              JEFFREY D. SAPER, ESQ.                           MICHAEL S. IMMORDINO, ESQ.
              KENNETH M. SIEGEL, ESQ.                            KARL A. ROESSNER, ESQ.
              THEODORE C. CHEN, ESQ.                            DAVID M. DETWEILER, ESQ.
           JAN-MARC VAN DER SCHEE, ESQ.                            JOHN CAFIERO, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                            ROGERS & WELLS
             PROFESSIONAL CORPORATION                                  CITY TOWER
                650 PAGE MILL ROAD                                40 BASINGHALL STREET
                PALO ALTO, CA 94304                                 LONDON, EC2V 5DE
                  (415) 493-9300                                         ENGLAND
                                                                     44-171-628-0101

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

==============================================================================================
                                                  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                                AGGREGATE               AMOUNT OF
  SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)       REGISTRATION FEE
----------------------------------------------------------------------------------------------
Common Stock, $0.001 par value................       $31,625,000               $9,583
==============================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)
Dated June 12, 1997

                                2,750,000 Shares

                                      LOGO

                                  Common Stock
                         -----------------------------

     All of the 2,750,000 shares of Common Stock offered hereby are being sold by SCM Microsystems, Inc. ("SCM Microsystems" or the "Company").

     Prior to this offering, there has been no public market for the Common Stock of the Company. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "SCMM." It is currently estimated that the initial public offering price will be between
$     and $
per share. See "Underwriting" for information relating to the determination of the initial public offering price.
                         -----------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF.
                         -----------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                                Price to        Underwriting      Proceeds to
                                                 Public         Discount (1)      Company (2)
------------------------------------------------------------------------------------------------
Per Share.................................         $                 $                 $
Total (3).................................         $                 $                 $
================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated at $975,000, payable by the Company.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 412,500 additional shares of Common Stock at the Price to Public less the Underwriting Discount to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

                         -----------------------------

     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for such shares will be made at the offices of Cowen &
Company, New York, New York, on or about             , 1997.

COWEN & COMPANY                                                HAMBRECHT & QUIST

            , 1997

                                   [ARTWORK]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMPANY'S COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus.

     Except as set forth in the Consolidated Financial Statements or as otherwise indicated, all information in this Prospectus assumes (i) the issuance of an aggregate of 849,790 shares of Preferred Stock subsequent to March 31, 1997, (ii) the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, effective upon the closing of this offering (the "Automatic Conversion"), and (iii) that the Underwriters' over-allotment option is not exercised. All information in this Prospectus, including the Consolidated Financial Statements, reflects the conversion of certain convertible debt into 377,580 shares of stock as if such conversion had been completed as of March 31, 1997. See Note 3 of Notes to Consolidated Financial Statements.

                                  THE COMPANY

     SCM Microsystems designs, develops and manufactures hardware, firmware and software products for data security and access control applications. The Company sells security and access products to OEM computer, telecommunication and digital video broadcasting ("DVB") component and system manufacturers. The Company's objective is to leverage its expertise in PCMCIA and smart card technologies and its extensible, upgradeable smart card token-based security architecture to capitalize on the growing demand for data and network security and the need to control access to digital information. The Company markets, sells and licenses its products through a direct sales and marketing organization primarily to OEMs and also through distributors, VARs, system integrators and resellers worldwide. OEM customers include Compaq, Dell, France Telecom, IBM, Kirch Group (BetaDigital), Schlumberger, Security Dynamics, Siemens/ Nixdorf, Sun Microsystems and Telenor.

     The Company addresses the needs of the enterprise data security market by:
(i) providing a range of products which enable smart cards and other security tokens to be read through standard PCMCIA slots thus bridging the gap between smart cards and PCs, network computers and other devices; (ii) employing an open-systems, remotely upgradeable architecture that provides compatibility across a range of hardware platforms and software environments; and (iii) including in certain of its smart card reader products encryption/decryption capabilities that address the inherent speed and performance limitations of smart cards. The Company addresses the needs of the DVB market by: (i) providing smart card-based conditional access readers and modules which adhere to the DVB-Common Interface ("DVB-CI") standard; (ii) including real time, high-bandwidth decryption capabilities which can be unlocked by smart card-based tokens, which by themselves are not capable of decrypting digital video data at the rate required for DVB; and (iii) incorporating read/write capabilities which permit DVB content and service providers to perform a virtually no-cost upgrade of users' access rights as new products are developed and introduced and as users' subscription desires change.

     With the increasing proliferation and reliance upon digital data, data security has become a paramount concern of businesses, government, educational institutions and consumers. Whether the issue is controlling access to proprietary or confidential information such as business data or health records, or attempting to limit access to digital video broadcasts or paying subscribers, content providers, network and data managers and users of digital data are concerned with controlling access to data and maintaining data security.

     Through 1994, the Company focused on PCMCIA peripheral products, including flash memory and fax/modem devices. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business. As a result of the Company's shift in product focus, net sales of security and access products increased from 22.1% of total net sales in 1994 to 77.3% of total net sales in 1996. Beginning in 1997, the Company will be dependent upon the sales of its security and access products. The Company has formed strategic relationships, including technology sharing agreements, with a number of key industry players such as Intel, Matra Communications, France Telecom and Telenor. In addition, Intel and Telenor made equity investments in the Company of $2.0 million and $5.5 million, respectively, in early 1997.

     The Company was originally formed in 1990 as a German corporation, and in 1993 the Company merged with two affiliated companies. The Company reincorporated in Delaware in December 1996. The Company maintains headquarters in Los Gatos, California and Pfaffenhofen, Germany. The Company's address is 131 Albright Way, Los Gatos, California 95032 and its telephone number is (408) 370-4888.

                                  THE OFFERING

Common Stock offered by the Company...........  2,750,000 shares

Common Stock to be outstanding after the        9,404,489 shares(1)
  offering....................................

Use of proceeds...............................  For repayment of indebtedness, capital expenditures and general corporate purposes,
                                                including working capital. See "Use of
                                                Proceeds."

Proposed Nasdaq National Market symbol........  SCMM

---------------

(1) Excludes 358,174 shares of Common Stock issuable upon exercise of stock options outstanding as of March 31, 1997 at a weighted average exercise price of $0.10 per share and an aggregate of 384,121 shares of Common Stock and Preferred Stock issuable upon exercise of warrants issued subsequent to March 31, 1997 at a weighted average exercise price of $7.17 per share. See "Management -- Employee Stock Plans" and Notes 4 and 11 of Notes to Consolidated Financial Statements.

     "SwapBox" is a registered trademark of the Company. This Prospectus also contains trademarks of other companies.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                                             -------------------------------------   ---------------
                                              1993      1994      1995      1996      1996     1997
                                             -------   -------   -------   -------   ------   ------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales(1):
     Security and access products..........  $    --   $ 1,426   $12,520   $16,628   $2,811   $4,202
     PCMCIA peripheral products............    2,379     5,020     5,546     4,892    1,446      163
                                             -------   -------   -------   -------   ------   ------
          Total net sales..................    2,379     6,446    18,066    21,520    4,257    4,365
                                             -------   -------   -------   -------   ------   ------
  Gross profit.............................      600     1,359     2,295     6,640    1,189    1,565
  Operating expenses.......................    1,601     2,966     4,895     7,620    1,696    2,041
                                             -------   -------   -------   -------   ------   ------
  Loss from operations.....................   (1,001)   (1,607)   (2,600)     (980)    (507)    (476)
  Net loss.................................  $(1,096)  $(1,868)  $(2,926)  $(1,110)  $ (497)  $ (475)
                                             =======   =======   =======   =======   ======   ======
  Pro forma net loss per share(2)..........                                $ (0.19)           $(0.08)
                                                                           =======            ======
  Shares used to determine pro forma net
     loss per share(2).....................                                  5,272             6,054
                                                                           =======            ======

                                                                        MARCH 31, 1997
                                                            ---------------------------------------
                                                                          PRO          PRO FORMA
             CONSOLIDATED BALANCE SHEET DATA:               ACTUAL      FORMA(3)     AS ADJUSTED(4)
                                                            -------     --------     --------------
  Cash and cash equivalents...............................  $ 4,946     $11,937         $
  Working capital.........................................    6,976      13,967
  Total assets............................................   13,374      20,365
  Redeemable convertible preferred stock..................   14,554          --
  Total stockholders' equity (deficit)....................   (6,750)     14,795

---------------

(1) Through 1994, the Company focused on PCMCIA peripheral products, including flash memory and fax/modem devices. In 1994, the Company began to shift its focus away from these products toward security and controlled access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

(2) Share and per share information gives pro forma effect to the Automatic Conversion. See Notes 1, 4 and 10 of Notes to Consolidated Financial Statements.

(3) Reflects (i) the issuance of 849,790 shares of Preferred Stock subsequent to March 31, 1997 and (ii) the Automatic Conversion.

(4) Adjusted to reflect the sale of 2,750,000 shares of Common Stock by the
    Company hereby at an assumed initial public offering price of $    per
    share, after deducting the estimated underwriting discounts and offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). All forward-looking statements included in this Prospectus are based on information available to the Company on the date hereof and assumptions which the Company believes are reasonable, and the Company assumes no obligation to update any such forward-looking statements. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

HISTORY OF OPERATING LOSSES; POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

     Although the Company was profitable for the fiscal quarters ended September 30, 1996 and December 31, 1996, the Company has incurred a loss for the fiscal quarter ended March 31, 1997 and net operating losses on an annual basis since its inception in 1993. As of March 31, 1997, the Company had an accumulated deficit of $8.6 million. In view of the Company's loss history, there can be no assurance that the Company will be able to achieve or sustain profitability on an annual or quarterly basis in the future.

     The Company's quarterly operating results have in the past varied and may in the future vary significantly. Factors affecting operating results include: the level of competition; the size, timing, cancellation or rescheduling of significant orders; market acceptance of new products and product enhancements; new product announcements or introductions by the Company's competitors; adoption of new technologies and standards; changes in pricing by the Company or its competitors; the ability of the Company to develop, introduce and market new products and product enhancements on a timely basis, if at all; hardware component costs and availability, particularly with respect to hardware components obtained from sole or limited source suppliers; the Company's success in expanding its sales and marketing organization and programs; technological changes in the market for digital information security products; levels of expenditures on research and development; foreign currency exchange rates; and general economic trends. In addition, because a high percentage of the Company's operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has experienced significant seasonality in its business, and the Company's business and operating results are likely to be affected by seasonality in the future. The Company has typically experienced higher net sales in the third quarter and fourth quarter of each calendar year followed by lower net sales and operating income in the first quarter and second quarter of the following year. The Company believes that this trend has been principally due to budgeting requirements of the U.S. government which influence the purchasing patterns of OEMs which supply PCs and workstations incorporating the Company's products to the U.S. government. In addition, a significant portion of the Company's net sales are generated during the fourth quarter as a result of the year-end holiday buying season. The Company's dependence on fourth quarter results is expected to increase to the extent that net sales of its Digital Video Broadcasting - Conditional Access Module ("DVB-CAM") product increase.

     Initial sales of the Company's products to a new customer typically involve a relatively lengthy sales cycle, which can range from six to nine months, during which the Company may expend substantial financial resources and management time and effort with no assurance that a sale will ultimately result. The length of the sales cycle may vary depending on a number of factors over which the Company may have little or no control, including product and technical requirements, and the level of competition which the Company encounters in its selling activities. Any delays in the sales cycle for new customers could have a material adverse effect on the Company's business and operating results.

     Based upon the factors enumerated above, the Company believes that its operating results may vary significantly in future periods and that period-to-period comparisons should not be relied upon as necessarily reliable indicators of future performance. It is likely that, in some future quarter, the Company's operating results will be below the expectations of stock market analysts and investors. In such event, the price of the Company's Common Stock could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

DEPENDENCE ON EMERGING PRODUCT MARKETS; UNCERTAINTY OF MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS

     From the Company's inception through 1994, the Company focused on Personal Computer Memory Card Industry Association ("PCMCIA") peripheral products, including flash memory and fax/modem devices. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business. As a result of the Company's strategic shift in product focus, the proportion of security and access product sales increased from 22.1% of total net sales in 1994 to 77.3% of total net sales in 1996. Beginning in 1997, the Company's net sales will be dependent upon the success of its security and access products.

     The Company's future growth and operating results will depend to a large extent on the successful marketing and commercial viability of the Company's security and access product families, particularly smart card-based readers and DVB-CAMs. Each of these product families addresses needs in different emerging markets. Smart card token-based security applications are able to provide protection from unauthorized access of digital information. The Company believes that smart cards are ideally suited to serve as tokens for network and electronic commerce security. Accordingly, the Company's SwapBox and SwapSmart product families are targeted to provide token-based security for PCs. However, there can be no assurance that the smart card will become the industry standard for network and electronic commerce security applications. The Company's DVB product family provides a means of controlling access to digital television broadcasts. The Company's DVB-CAM product implements the Digital Video Broadcasting-Common Interface ("DVB-CI") standard. To date, the Company's DVB-CAM product has been implemented in a relatively limited number of DVB set-top boxes in Europe. Although the Company believes that the DVB-CI standard will eventually become the European standard for DVB conditional access applications, there can be no assurance that the standard will be adopted, that the European DVB market will further develop or that even if such standard is adopted and the market further develops, the Company's DVB-CAM products will be widely adopted. Furthermore, the market for DVB products in the United States has only recently begun to develop and there can be no assurance whether, or to what extent, this market will grow. In addition, the substantial installed base of analog set-top boxes in the United States may cause the market for the Company's DVB products to grow slower than expected, if at all.

     If the market for the products described above or any of the Company's other products fails to develop or develops more slowly than expected or if any of the standards supported by the Company do not achieve or sustain market acceptance, the Company's business and operating results would be materially and adversely affected. See "-- Competition."

PRODUCT SALES CONCENTRATION

     The Company's SwapBox product has historically represented and is expected to continue to represent a substantial portion of the Company's net sales. Sales of this product comprised 62.2% and 54.4% of net sales during fiscal 1995 and 1996, respectively. Should the demand for, or pricing of, this product decline due to the introduction of superior or lower cost systems by competitors, changes in the computer industry or other factors, the Company's business and operating results would be materially adversely affected. While diversifying its products is a key element of the Company's business strategy, there can be no assurance that the Company will be able to successfully introduce or market other products in a timely and cost effective manner or that any new products or improvements will achieve market acceptance.

DEPENDENCE ON SALES TO OEMS

     A substantial majority of the Company's security and access products are intended for use as components or subsystems in systems manufactured and sold by third party OEMs. In 1996, sales to IBM accounted for

12% of total net sales, sales to BetaDigital (a division of the Kirch Group) accounted for 11% of total net sales and sales to the Company's top 10 customers accounted for 55.0% of total net sales. In order for an OEM to incorporate the Company's products into its systems, the Company must demonstrate that its products provide significant commercial advantages to OEMs over competing products. There can be no assurance that the Company can successfully demonstrate such advantages or that the Company's products will continue to provide any advantages. Moreover, even if the Company is able to demonstrate such advantages, there can be no assurance that OEMs will elect to incorporate the Company's products into their current or future systems, or if they do, that related system and manufacturing requirements can or will be met. Failure of OEMs to incorporate the Company's products into their systems or failure of such OEMs' systems to achieve market acceptance would have a material adverse effect on the Company's business and operating results. See "Business -- Customers and Applications."

DEPENDENCE ON SALES TO GOVERNMENT CONTRACTORS

     Approximately 50.6% and 39.2% of the Company's net sales during 1995 and 1996, respectively, were derived from sales of the Company's SwapBox product for use by the U.S. government, all of which were made under contracts between the Company and major OEMs that sell PCs to the United States Department of Defense (the "DoD"). The Company believes that indirect sales to the DoD are subject to a number of significant uncertainties, including timing and availability of funding, unforeseen changes in the timing and quantity of government orders and the competitive nature of government contracting generally. Furthermore, the DoD has been reducing total expenditures over the past few years in a number of areas and there can be no assurance that such funding will not be reduced in the future. In addition, there is no assurance that the Company will be able to modify existing products or develop new products that will continue to meet the specifications of OEM supplies to the DoD. Absent significant future revenues from alternative sources, a significant loss of indirect sales to the United States government would have a material adverse effect on the Company's business and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON DEVELOPMENT OF INDUSTRY RELATIONSHIPS

     The Company is party to collaborative arrangements with a number of corporations and is a member of key industry consortia. The Company has formed strategic relationships, including technology sharing agreements, with a number of key industry players such as Intel, Matra Communications, France Telecom and Telenor. In addition, Intel and Telenor made equity investments in the Company of $2.0 million and $5.5 million, respectively, in early 1997. The Company evaluates, on an ongoing basis, potential strategic alliances and intends to continue to pursue such relationships. The Company's future success will depend significantly on the success of its current arrangements and its ability to establish additional arrangements. There can be no assurance that these arrangements will result in commercially successful products. See
"Business -- Collaborative Industry Relationships."

COMPETITION

     The market for digital data security is intensely competitive and characterized by rapidly changing technology. The Company believes that competition in this market is likely to intensify as a result of increasing demand for security products. The Company currently experiences competition from a number of sources, including (i) ActionTec, Carry Computer Engineering, Greystone and Litronics in PC Card adapters, (ii) GemPlus, Hitachi and Toshiba in smart card readers and universal smart card reader interfaces and (iii) GemPlus in DVB-CAM modules. The Company also experiences indirect competition from certain of its customers which currently offer alternative products or are expected to introduce competitive products in the future. In some cases, these vendors also support the Company's products and those of its competitors. The Company may in the future face competition from these and other parties including new entrants, such as Motorola, that develop digital information security products based upon approaches similar to or different from those employed by the Company. In addition, there can be no assurance that the market for digital data security products will not ultimately be dominated by approaches other than the approach marketed by the Company.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or may be able to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business and operating results.

     The Company believes that the principal competitive factors affecting the market for digital data security products include support standards and interoperability, technical features, ease of use, quality/reliability, level of security, distribution channels and price. While the Company believes that it competes favorably with respect to these factors, there can be no assurance that the Company will be able to successfully incorporate these factors into its products and to compete against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business and operating results.

MANAGEMENT OF GROWTH

     The Company's business has grown substantially in recent periods, with net sales increasing from $6.4 million in fiscal 1994 to $21.5 million in fiscal 1996. The growth of the Company's business has placed a significant strain on the Company's management and operations. In addition, a number of key members of the Company's management, including its President and Chief Executive Officer, Chief Financial Officer, Vice President-Operations, and Vice President-Marketing have joined the Company within the past 12 months. Furthermore, in 1993 the Company commenced operations in North America which included the establishment of a U.S. management team. As a result, the Company has a limited operating history under its current U.S. management. In addition, the number of employees has grown from 50 at December 31, 1995 to 64 as of March 31, 1997. If the Company is successful in achieving its growth plans, such growth is likely to place a significant burden on the Company's operating and financial systems, resulting in increased responsibility for senior management and other personnel within the Company. There can be no assurance that the Company's existing management or any new members of management will be able to augment or improve existing systems and controls or implement new systems and controls in response to anticipated future growth. The Company's failure to do so could have a material adverse effect on the Company's business and operating results. See
"-- Dependence on Key Personnel; Ability to Recruit Personnel," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTEGRATION OF GLOBAL LOCATIONS

     The Company's headquarters are located in Los Gatos, California and Pfaffenhofen, Germany, and the Company's research and development facilities are located in Erfurt, Germany and La Ciotat, France. In addition, a significant portion of the Company's contract manufacturing occurs in Singapore. Although the Company seeks to mitigate its diverse geographic locations through the extensive use of electronic mail and teleconferencing, there can be no assurance that it will not encounter unforeseen difficulties or logistical barriers in operating in diverse locations. Furthermore, operations in widespread geographic locations require the Company's information systems to be consolidated, to function in a complex environment and to be fully scalable. Although the Company believes that its information systems are adequate, the Company may in the future have to implement new information systems. Implementation of such new information systems may be costly and may require training of personnel. Any failure or delay in implementing these systems, procedures and controls on a timely basis, if necessary, or in expanding these areas in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business and operating results.

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company generally enters into confidentiality and non-disclosure agreements with its employees and with key vendors and suppliers. The Company's SwapBox trademark is registered in the United States, and the SwapSmart trademark is the subject of an allowed, pending application. The Company will continue to evaluate the registration of additional trademarks as appropriate. The Company currently has one U.S. patent issued; six U.S., one French and one Japanese patent applications pending; and exclusive licenses under four other U.S. patents associated with its products. Furthermore, the Company intends to obtain an exclusive license from one of its employees to five other patents relating to its products. There can be no assurance that any new patents will be issued, that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's business.

     There has also been substantial litigation in the technology industry regarding intellectual property rights, and litigation may be necessary to protect the Company's proprietary technology. The Company has from time to time received claims that it is infringing upon third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, patents, trademarks or other proprietary rights. On April 28, 1997, Gemplus served the Company with a complaint alleging that the Company's SwapSmart product infringes certain claims of a French patent held by Gemplus. See "Business -- Legal Proceedings." The Company expects that companies in the computer and digital information security market will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business and operating results. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information and software that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary and intellectual property rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

DEPENDENCE ON CONTRACT AND OFFSHORE MANUFACTURING; LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS

     The Company has implemented a global sourcing strategy that it believes will enable it to achieve greater economies of scale, improve gross margins and maintain uniform quality standards for its products. The Company currently sources its products through three contract manufacturers in Europe and Asia. In the event any of the Company's contract manufacturers are unable or unwilling to continue to manufacture the Company's products, the Company may have to rely on other current manufacturing sources or identify and qualify new contract manufacturers. In this regard, one of the Company's contract manufacturers has recently been involved in bankruptcy proceedings and may be unable to continue manufacturing the Company's products. Although the Company believes it will be able to rely on other manufacturing sources in order to meet its near-term capacity requirements, there can be no assurance that the Company would be able to identify or qualify new contract manufacturers in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements. Any significant delay in the Company's ability to obtain adequate supplies of its products from its current or alternative sources would materially and adversely affect the Company's business and operating results.

     In an effort to reduce manufacturing costs, the Company has shifted volume production of many components of its products to Singapore. The Company is currently considering shifting the production of other components of its products to other suppliers in Europe or Asia. The potential transfer or expansion of production in these facilities will require tight ongoing inventory and cost controls. Difficulties encountered in transferring production may have a disruptive effect on the Company's manufacturing process and increase overall production costs. Due to the substantial concentration of the Company's manufacturing operations in Singapore, a disruption of operations at its facilities in Singapore could have a material adverse effect on the Company's business and operating results. Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, difficulties in staffing, currency fluctuations, potentially adverse tax consequences and unexpected changes in regulatory requirements, tariffs and other trade barriers, and political and economic instability.

     The Company relies upon a limited number of suppliers of several key components utilized in the assembly of the Company's products. For example, the Company purchases many of the components for use in its SwapSmart and SwapBox products from Intellicard Systems, a Singapore corporation, and mechanical components for use in its smart card reader product exclusively from Stocko, a German corporation. The Company's reliance on its suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, late deliveries and poor component quality. Although to date the Company has been able to purchase its requirements of such components, there can be no assurance that the Company will be able to obtain its full requirements of such components in the future or that prices of such components will not increase. In addition, there can be no assurance that problems with respect to yield and quality of such components and timeliness of deliveries will not occur. Disruption or termination of the supply of these components could delay shipments of the Company's products and could have a material adverse effect on the Company's business and operating results. Such delays could also damage relationships with current and prospective customers. See "Business -- Manufacturing."

DEPENDENCE ON NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE

     The markets for the Company's products are characterized by rapid technological change, changing customer needs, frequent new product introduction and evolving industry standards and short product lifecycles. The introduction by the Company or its competitors of products embodying new technologies and the emergence of new industry standards could render the Company's existing products obsolete and unmarketable. Therefore, the Company's future success will depend upon its ability to successfully develop and to introduce new and enhanced products on a timely and continuous basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. During the second half of 1997, the Company intends to introduce several new products which incorporate new and complex technologies and are expected to be critical to the Company's business and operating results in future periods. The timing and success of product development is unpredictable due to the inherent uncertainty in anticipating technological developments, the need for coordinated efforts of numerous technical personnel and the difficulties in identifying and eliminating design flaws prior to product release. Any significant delay in releasing new products could have a material adverse effect on the ultimate success of a product and other related products and could impede continued sales of predecessor products, any of which could have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to introduce new products on a timely basis, that new products introduced by the Company will achieve any significant degree of market acceptance or that any such acceptance will be sustained for any significant period. Failure of new products to achieve or sustain market acceptance could have a material adverse effect on the Company's business and operating results. See
"Business -- Research and Development."

RISKS OF INTERNATIONAL SALES; CURRENCY FLUCTUATIONS

     The Company was originally a German corporation and continues to conduct a substantial portion of its business in Europe. As a result, approximately 82.5%, 49.0% and 52.5% of the Company's revenues in 1994, 1995 and 1996, respectively, were derived from customers located outside the United States. Because a significant number of the Company's principal customers are located in other countries, the Company anticipates that international sales will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's sales and operations may continue to be subject to certain risks, including tariffs and other trade barriers, difficulties in staffing and managing disparate branch operations, currency exchange risks and exchange controls and potential adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and operating results.

     As a result of the Company's multinational operations and sales, the Company's operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the German mark, in relation to the U.S. dollar. Although the Company does not currently engage in hedging activities with respect to its foreign currency exposure, the Company may evaluate hedging strategies intended to reduce such exposure in the future. Although management will continue to monitor the Company's exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business and operating results. In the future, the Company could be required to denominate its product sales in other currencies, which would make the management of currency fluctuations more difficult and expose the Company to greater risks in this regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRODUCT LIABILITY RISKS

     Customers rely on the Company's token-based security products to prevent unauthorized access to their digital content. A malfunction of or design defect in the Company's products could result in tort or warranty claims. Although the Company attempts to reduce the risk of exposure from such claims through warranty disclaimers and liability limitation clauses in its sales agreements and by maintaining product liability insurance, there can be no assurance that such measures will be effective in limiting the Company's liability for any such damages. Any liability for damages resulting from security breaches could be substantial and would have a material adverse effect on the Company's business and operating results. In addition, a well-publicized actual or perceived security breach involving token-based security systems could adversely affect the market's perception of token-based security products in general, or the Company's products in particular, regardless of whether such breach is attributable to the Company's products. This could result in a decline in demand for the Company's products, which would have a material adverse effect on the Company's business and operating results.

DEPENDENCE ON KEY PERSONNEL; ABILITY TO RECRUIT PERSONNEL

     The Company's future performance depends in significant part upon the continued service of Robert Schneider, the Company's Chairman of the Board, Steven Humphreys, the Company's President and Chief Executive Officer, and Bernd Meier, the Company's Chief Operations Officer, as well as its other key technical and senior management personnel. The Company provides compensation incentives such as bonuses, benefits and option grants (which are typically subject to vesting over four years) to attract and retain qualified employees. The loss of the services of one or more of the Company's officers or other key employees could have a material adverse effect on the Company's business and operating results. The Company believes that its future success will depend in large part on its continuing ability to attract and retain highly qualified technical and management personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical and management employees or that it can attract, assimilate or retain other highly qualified technical and management personnel in the future. See
"Business -- Employees" and "Management."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS; RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     The Company currently has no specific use planned for a substantial portion of the net proceeds from this offering. As a consequence, the Company's management will have broad discretion to allocate a large percentage of these proceeds to uses which the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will yield a return. Although it currently has no present plans, agreements or commitments with respect to any material transaction, the Company could use a portion of these funds for the acquisition of complementary businesses, products and technologies.

     Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and amortization of goodwill and other intangible assets, which could materially adversely affect the Company's business and operating results. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no direct prior experience and the potential loss of key employees of both the acquired company and the Company. There can be no assurance that the Company will ever successfully complete an acquisition. The Company has no present plans, agreements or commitments with respect to any material acquisitions of other businesses, products or technologies. See "Use of Proceeds."

CONCENTRATION OF STOCK OWNERSHIP; ANTI-TAKEOVER PROVISIONS

     Upon completion of this offering, the Company's executive officers and directors, together with their affiliates, will beneficially own approximately 23.0% of the Company's outstanding shares of Common Stock. Accordingly, these stockholders, acting together, will continue to be able to exert significant influence over all matters requiring stockholder approval, including the election of the Company's directors and the approval of mergers and other change in control transactions involving the Company. See "Management," "Principal Stockholders" and "Description of Capital Stock."

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation, amended Bylaws, Delaware law and the Company's indemnification agreements with certain officers and directors of the Company may be deemed to have an anti-takeover effect. Such provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Company's Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock, having the number of shares (up to 10,000,000), designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by the Board of Directors without stockholder approval. The Company's Certificate of Incorporation, as amended and restated, and Bylaws, as amended, also contain a number of provisions that could impede a takeover or change in control of the Company, including but not limited to the elimination of stockholders' ability to take action by written consent without a meeting and the elimination of cumulative voting in the election of directors.

     In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

     Each of the foregoing provisions gives the Board of Directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that stockholders might view as being in their best interests.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial offering price will be determined by negotiation between the Company and the Underwriters based upon several factors and may not be indicative of future market prices. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to a number of factors, including quarterly variations in operating results, announcements of technological innovations or new products, applications or product enhancements by the Company or its competitors, changes in financial estimates by securities analysts and other events. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market after this offering could adversely affect the market price of the Company's Common Stock and could impair the Company's ability to raise capital through the sale of equity or equity-related securities. Upon completion of this offering, the Company will have outstanding 9,404,489 shares of Common Stock, assuming no further exercise of options or warrants outstanding as of March 31, 1997. Of these shares, the 2,750,000 shares offered hereby (3,162,500 shares if the Underwriters' overallotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 6,654,489 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. Of the restricted securities, 57,618 shares will be eligible for immediate sale upon commencement of this offering, an additional 94,751 shares will become eligible for sale beginning 90 days after commencement of this offering. Upon expiration of certain Lock-Up Agreements (which occurs on the date 180 days after commencement of this offering), an aggregate of 3,769,539 shares will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act, and 2,732,581 additional shares will become eligible for sale thereafter under Rule 144. See "Shares Eligible for Future Sale." Holders of an aggregate of 6,078,947 shares will have the right to require the Company to register such shares for sale under the Securities Act. See "Description of Capital Stock -- Registration Rights."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. At an estimated offering price of
$     per share, investors purchasing shares in this offering will incur
immediate dilution of $     per share. To the extent outstanding options and
warrants to purchase the Company's Common Stock are exercised, there will be further dilution to new stockholders. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,750,000 shares of Common Stock being offered hereby, based on an assumed initial public offering
price of $     per share and after deducting the estimated underwriting discount and offering expenses payable by the Company, are estimated to be approximately
$            ($            if the Underwriters' over-allotment option is
exercised in full). The Company expects to use the net proceeds from this offering for repayment of indebtedness, capital expenditures and general corporate purposes, including working capital. The Company intends to repay approximately $2.5 million, consisting of a term loan from a German bank. This agreement terminates on December 31, 2005 and bears interest at rates ranging from 5.0% to 6.0%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transactions. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock or other securities. The Company has a $2.5 million revolving line of credit with a U.S. bank expiring in August 1997. Under such line of credit, the Company must obtain the bank's prior written consent in order to declare or pay any cash dividends. The Company currently anticipates that it will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth: (i) the total capitalization of the Company at March 31, 1997; (ii) such capitalization adjusted on a pro forma basis to give effect to (a) the issuance of 849,790 shares of Preferred Stock subsequent to March 31, 1997 and (b) the Automatic Conversion; and (iii) such pro forma capitalization as adjusted to give effect to the sale by the Company of the 2,750,000 shares of Common Stock offered hereby at an assumed initial public
offering price of $       per share (after deducting the underwriting discount
and estimated offering expenses) and the application of net proceeds therefrom. See "Principal Stockholders." This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                        MARCH 31, 1997
                                                             -------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                             -------     ---------     -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt, including current portion of long-term
  debt(1)..................................................  $ 2,523      $ 2,523        $ 2,523
                                                             -------      -------        -------
Redeemable Convertible Preferred Stock, $0.001 par value;
  6,000,000 shares authorized, 3,094,705 shares issued and
  outstanding actual; 10,000,000 shares authorized, no
  shares issued and outstanding pro forma and pro forma as
  adjusted.................................................  $14,554      $    --        $    --

Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value; 854,038 shares
     authorized, issued and outstanding actual; no shares
     pro forma and pro forma as adjusted...................        1           --             --
  Common Stock, $0.001 par value; authorized -- 40,000,000
     shares actual, pro forma and pro forma as adjusted;
     issued and outstanding -- 1,855,956 shares actual,
     6,654,489 shares pro forma and 9,404,489 shares pro
     forma as adjusted(2)..................................        2            7              9
  Additional paid-in capital...............................    2,444       23,985
  Deferred compensation....................................     (204)        (204)          (204)
  Accumulated deficit......................................   (8,649)      (8,649)        (8,649)
  Currency translation adjustment..........................     (344)        (344)          (344)
                                                             -------      -------        -------
     Total stockholders' equity (deficit)..................   (6,750)      14,795
                                                             -------      -------        -------
          Total capitalization.............................  $10,327      $17,318        $
                                                             =======      =======        =======

---------------

(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) As of March 31, 1997, there were outstanding options to purchase an aggregate of 358,174 shares of Common Stock a weighted average exercise price of $0.10 per share and 1,225,000 shares were reserved for future issuance under the Company's stock plans. Subsequent to March 31, 1997, the Company issued warrants to purchase an aggregate of 384,121 shares of Common and Preferred Stock at a weighted average exercise price of $7.17 per share. See "Management -- Employee Stock Plans" and Notes 4 and 11 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997 was $14,795,000 or $2.22 per common share. Pro forma net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding at that date after giving pro forma effect to (i) the issuance of an aggregate of 849,790 shares of Preferred Stock subsequent to March 31, 1997 and (ii) the Automatic Conversion. After giving effect to the sale by the Company of the 2,750,000 shares of Common Stock offered hereby (at an assumed
initial public offering price of $     per share and after deduction of the
estimated underwriting discount and offering expenses payable by the Company), the Company's pro forma net tangible book value at March 31, 1997 would have
been $            or $     per share. This represents an immediate increase in
net tangible book value to existing stockholders of $     per share and an
immediate dilution to new investors of $     per share. The following table
illustrates the per share dilution:

        Assumed initial public offering price per share...............          $
          Net tangible book value per share as of March 31, 1997......  $2.22
          Increase per share attributable to new investors............
                                                                        -----
        Pro forma net tangible book value per share after this
          offering....................................................
                                                                                ------
        Dilution per share to new investors...........................          $
                                                                                ======

     The following table sets forth, on the pro forma basis described above, as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by
(i) existing stockholders and (ii) new investors at an assumed offering price of
$     per share (before deducting the estimated underwriting discount and offering expenses):

                                             SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                            -------------------     ---------------------       PRICE
                                              NUMBER    PERCENT       AMOUNT      PERCENT     PER SHARE
                                            ----------  -------     -----------   -------     ---------
Existing stockholders.....................   6,654,489    70.8%     $14,795,000         %      $  2.22
New investors.............................   2,750,000    29.2
                                             ---------   -----      -----------    -----
          Total...........................   9,404,489   100.0%     $              100.0%
                                             =========   =====      ===========    =====

     The foregoing computations assume no exercise of the Underwriters' over-allotment option and no exercise of stock options outstanding at March 31, 1997. As of March 31, 1997, there were outstanding options to purchase an aggregate of 358,174 shares of Common Stock at a weighted average exercise price of $0.10 per share and 1,225,000 shares were reserved for future issuance under the Company's stock plans. Subsequent to March 31, 1997, the Company issued warrants to purchase an aggregate of 384,121 shares of Common Stock and Preferred Stock at a weighted average exercise price of $7.17 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Employee Stock Plans" and Notes 4 and 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data at December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1994, 1995 and 1996 are derived from consolidated financial statements of the Company that have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The consolidated balance sheet data at December 31, 1994 is derived from the audited Consolidated Financial Statements of the Company that are not included herein. The consolidated statement of operations data for the year ended December 31, 1993 and the consolidated balance sheet data at December 31, 1993 are derived from unaudited Consolidated Financial Statements of the Company that are not included herein. The following selected consolidated financial data at March 31, 1997 and for the three-month periods ended March 31, 1996 and 1997 are unaudited but have been prepared on the same basis as the audited Consolidated Financial Statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, that management believes necessary for a fair presentation of the financial position and results of operations for these periods. The historical results are not necessarily indicative of the operating results to be expected in the future. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                      THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                      -------------------------------------------     -------------------
                                                       1993        1994        1995        1996        1996        1997
                                                      -------     -------     -------     -------     -------     -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales(1):
  Security and access products....................    $    --     $ 1,426     $12,520     $16,628     $ 2,811     $ 4,202
  PCMCIA peripheral products......................      2,379       5,020       5,546       4,892       1,446         163
                                                      -------     -------     -------     -------      ------      ------
    Total net sales...............................      2,379       6,446      18,066      21,520       4,257       4,365
Cost of sales.....................................      1,779       5,087      15,771      14,880       3,068       2,800
                                                      -------     -------     -------     -------      ------      ------
Gross profit......................................        600       1,359       2,295       6,640       1,189       1,565
Operating expenses:
  Research and development........................        691       1,162       1,399       2,386         624         628
  Sales and marketing.............................        564       1,224       2,057       3,230         631         895
  General and administrative......................        346         580       1,439       2,004         441         518
                                                      -------     -------     -------     -------      ------      ------
    Total operating expenses......................      1,601       2,966       4,895       7,620       1,696       2,041
                                                      -------     -------     -------     -------      ------      ------
Loss from operations..............................     (1,001)     (1,607)     (2,600)       (980)       (507)       (476)
Foreign currency transaction gain.................         --          --          11         174          35          67
Interest expense..................................        (95)       (261)       (337)       (304)        (25)        (66)
                                                      -------     -------     -------     -------      ------      ------
Net loss..........................................    $(1,096)    $(1,868)    $(2,926)    $(1,110)    $  (497)    $  (475)
                                                      =======     =======     =======     =======      ======      ======
Pro forma net loss per share(2)...................                                        $ (0.19)                $ (0.08)
                                                                                          =======                  ======
Shares used to determine pro forma net loss per
  share(2)........................................                                          5,272                   6,054
                                                                                          =======                  ======

                                                                      DECEMBER 31,
                                                       -------------------------------------------         MARCH 31,
                                                        1993        1994        1995        1996              1997
                                                       -------     -------     -------     -------     ------------------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents........................    $  115      $    70     $   739     $ 2,593          $ 4,946
  Working capital (deficit)........................       454          823       1,620      (1,787)          6,976
  Total assets.....................................     1,829        3,452       8,143      11,459           13,374
  Long-term debt, less current portion.............       503        3,027       2,147          --             --
  Redeemable convertible preferred stock...........        --           --       4,781       5,068           14,554
  Total stockholders' equity (deficit).............        19       (2,027)     (4,760)     (6,024)         (6,750)

---------------
(1) Through 1994, the Company focused on PCMCIA peripheral products, including flash memory and fax/modem devices. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.
(2) Share and per share information gives pro forma effect to the Automatic Conversion. See Notes 1, 4 and 10 of Notes to Consolidated Financial Statements.
(3) Reflects (i) the issuance of 849,790 shares of Preferred Stock subsequent to March 31, 1997 and (ii) the Automatic Conversion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under the caption "Risk Factors" elsewhere in this Prospectus.

OVERVIEW

     SCM Microsystems designs, develops and manufactures hardware, firmware and software products for data security and access control applications. The Company sells security and access products to OEM computer, telecommunication and DVB component and system manufacturers. The Company's objective is to leverage its expertise in PCMCIA and smart card technologies and its extensible, upgradeable smart card token-based security architecture to capitalize on the growing demand for data and network security and the need to control access to digital information. The Company markets, sells and licenses its products through a direct sales and marketing organization primarily to OEMs and also through distributors, VARs, system integrators and resellers worldwide. OEM customers include Compaq, Dell, France Telecom, IBM, Kirch Group (BetaDigital), Schlumberger, Security Dynamics, Siemens/Nixdorf, Sun Microsystems and Telenor.

     The Company focuses on security and access products that provide secure access to digital data. The Company's security and access products are targeted at OEM computer, telecommunication and DVB component and system manufacturers. Through 1994, the Company focused primarily on PCMCIA peripheral products, including flash memory and fax/modem devices, which carried a significantly lower gross margin than the Company's current products. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business. As a result of the Company's strategic shift in product focus, the proportion of security and access product sales increased from 22.1% of total net sales in 1994 to 77.3% of total net sales in 1996. Beginning in 1997, the Company's net sales will be dependent upon the success of its security and access products.

     A substantial majority of the Company's security and access products are intended for use as components or subsystems in systems manufactured and sold by third party OEMs. In 1996, sales to IBM accounted for 12% of total net sales, sales to BetaDigital, a division of the Kirch Group, accounted for 11% of total net sales and sales to the Company's top 10 customers accounted for 55.0% of total net sales. In addition, sales of the Company's SwapBox product accounted for 62.2% and 54.4% of total net sales in 1995 and 1996, respectively. A substantial majority of the SwapBox products sold by the Company are sold to a number of major OEMs, including IBM, Dell and Packard Bell, each of which in turn supplies products, such as desktop PCs, to the DoD. The Company expects its business to continue to be substantially dependent upon sales of SwapBox products to OEMs that are supplying the DoD, although such dependence may decline as the Company expands its product lines and customer base. The Company frequently enters into contracts with OEMs which provide for shipment of certain quantities of products at specified future dates. Revenue from these contracts, as well as from other sales, is recognized upon shipment of products.

     As a result of the Company's multinational operations and sales, the Company's operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the German mark, in relation to the U.S. dollar. For example, the Company's headquarters are located in Los Gatos, California, its international headquarters are located near Munich, Germany and its research and development facilities are located in Erfurt, Germany and La Ciotat, France. In addition, the Company sources its products from contract manufacturers located in Europe and Asia. As a result, a substantial portion of the Company's costs and expenses are denominated in currencies other than the U.S. dollar. For the year ended December 31, 1996, the Company's sales denominated in U.S. dollars was $16.4 million, representing 76.3% of the Company's total net sales. Although the Company does not currently engage in risk management activities with respect to its foreign currency exposure, the Company may evaluate hedging strategies intended to reduce such exposure in the future. Although management will continue to monitor the Company's exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business and operating results.

     The Company experiences substantial seasonality in its business, with approximately one-third of annual net sales being realized in the first half of the year and the remaining two-thirds being realized in the second half of the year. In recent periods, this seasonality has been primarily the result of the Company's reliance on sales of its SwapBox products to OEMs that in turn are selling to U.S. government agencies. The buying pattern of U.S. government agencies tend to be substantially weighted to the third quarter and, to a somewhat lesser extent, the fourth quarter of the calendar year. The strength in net sales in the third quarter which results from the U.S. government buying patterns is somewhat offset by relatively weaker sales in Europe in the same quarter as a result of the traditional European summer vacation patterns. The Company expects that as sales of its DVB products, which are sold to OEMs mainly in Europe for the consumer market, begin to represent a larger percentage of net sales, the seasonality that the Company experiences may be further exacerbated as such sales are likely to be strongest in the fourth quarter of the year. In contrast to net sales, operating expenses tend to be spread relatively evenly across the year. As a result, the Company's operating results have tended to be weakest in first and second quarter of the year. See "-- Quarterly Results of Operations."

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated:

                                                                                    THREE MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         MARCH 31,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Net sales:
  Security and access products.....................   22.1%     69.3%     77.3%     66.0%     96.3%
  PCMCIA peripheral products.......................   77.9      30.7      22.7      34.0       3.7
                                                     -----     -----     -----     -----     -----
     Total net sales...............................  100.0     100.0     100.0     100.0     100.0
                                                     -----     -----     -----     -----     -----
Cost of sales......................................   78.9      87.3      69.1      72.1      64.1
Gross profit.......................................   21.1      12.7      30.9      27.9      35.9
                                                     -----     -----     -----     -----     -----
Operating expenses:
  Research and development.........................   18.0       7.7      11.1      14.6      14.4
  Sales and marketing..............................   19.0      11.4      15.0      14.8      20.5
  General and administrative.......................    9.0       8.0       9.3      10.4      11.9
                                                     -----     -----     -----     -----     -----
     Total operating expenses......................   46.0      27.1      35.4      39.8      46.8
                                                     -----     -----     -----     -----     -----
Loss from operations...............................  (24.9)    (14.4)     (4.6)    (11.9)    (10.9)
Foreign currency transaction gain..................    0.0       0.1       0.8       0.8       1.5
Interest expense...................................   (4.1)     (1.9)     (1.4)     (0.6)     (1.5)
                                                     -----     -----     -----     -----     -----
Net loss...........................................  (29.0)%   (16.2)%    (5.2)%   (11.7)%   (10.9)%
                                                     =====     =====     =====     =====     =====

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

     Net Sales. Net sales reflect the invoiced amount for goods shipped less estimated returns. Revenue is recognized upon product shipment. Net sales for the first quarter of 1997 were $4.4 million, compared with $4.3 million in the first quarter of 1996. Sales of security and access products were $4.2 million in the first quarter of 1997, compared to $2.8 million in the comparable quarter of 1996, an increase of 48%, reflecting the Company's shift in product strategy toward security and access products. This increase was primarily due to an increase in sales of the Company's DVB products, which commenced in the fourth quarter of 1996. The

Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

     Gross Profit. Gross profit for the first quarter of 1997 was $1.6 million, or 35.9% of net sales, compared to $1.2 million, or 27.9% of net sales in the comparable quarter of 1996. The increase in gross profit, both in absolute amount and as a percentage of net sales, was primarily due to the increase in DVB product sales and the corresponding mix shift away from lower margin PCMCIA peripheral products. In addition, the Company's transition from the PCMCIA peripheral products business resulted in reduced labor requirements. The Company believes that its gross profit during 1997 will continue to be above the levels experienced in 1996. The Company's gross profit has been and will continue to be affected by a variety of factors, including competition, product configuration and mix, the availability of new products and product enhancements which tend to carry higher gross profit than older products and the cost and availability of components. Accordingly, there can be no assurance that the Company will achieve the forecasted levels of gross profit.

     Research and Development. Research and development expenses consist primarily of employee compensation and prototype expenses. To date, the period between achieving technological feasibility and completion of software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs. Research and development expenses for the first quarter of 1997 were $628,000, compared to $624,000 in the first quarter of 1996, an increase of less than one percent. In the first quarter of 1996, subcontractor expenses for prototype manufacturing were unusually high, due to accelerated development schedules for the Company's new line of smart card readers. Had these expenses been consistent with prior levels, research and development expenses would have shown a 9% increase in the first quarter of 1997 over the comparable quarter of 1996, with this increase due primarily to higher engineering headcount in the Company's French development center.

     Sales and Marketing. Sales and marketing expenses consist primarily of employee compensation and trade show and other marketing costs. Sales and marketing expenses for the first quarter of 1997 were $895,000, or 20.5% of net sales, compared to $631,000 or 14.8% of net sales in the comparable period of 1996, an increase of 42%. This increase in absolute amount and as a percentage of net sales was due primarily to growth of the Company's sales and marketing headcount in the U.S. and initial promotional efforts in the Asia-Pacific region. Sales and marketing expenses in 1997 are expected to increase in absolute amounts as the Company continues to expand its headcount to support a larger customer base and expanded product line, but to generally remain consistent with or decline slightly from the 1996 results as a percentage of net sales.

     General and Administrative. General and administrative expenses consist primarily of compensation expenses for employees performing the Company's administrative functions. General and administrative expenses for the first quarter of 1997 were $518,000, or 11.9% of net sales, compared to $441,000, or 10.4% of net sales in the first quarter of 1996, an increase of 17%. General and administrative expenses increased in absolute amount in the first quarter of 1997 and as a percentage of net sales primarily as a result of an increase of administrative headcount in the Company's U.S. and German offices in support of higher levels of business activities. The Company believes general and administrative expenses in 1997 will continue to increase in absolute amount as a result of operating as a public company but that such expenses will remain relatively consistent with the 1996 results as a percentage of net sales.

     Interest Expense. Interest expense consists of interest on outstanding debt, and was immaterial in the first quarters of 1997 and 1996. In future periods, the Company expects that interest expense will be reduced as a result of the conversion into equity of certain convertible debt on or before the closing of this offering and that interest income will increase as a result of the investment of the proceeds of this offering.

     Income Taxes. The Company incurred losses in 1995, 1996 and the quarter ended March 31, 1997, and therefore did not incur income tax obligations in these periods. As of December 31, 1996, the Company had German net operating loss carryforwards of approximately $4.6 million available to offset income from the Company's German operations for an indefinite period. In addition, the Company had net operating loss carryforwards of approximately $1.9 million and $800,000 for United States federal and California income tax purposes, respectively. The Company's utilization of United States federal net operating loss carryforwards is limited to approximately $340,000 per year.

1996 COMPARED TO 1995

     Net Sales. Net sales increased 19.1% to $21.5 million in 1996, compared to $18.1 million in 1995. Sales of security and access products represented 77.3% of total net sales in 1996 compared to 69.3% in 1995, reflecting the continued shift in the Company's product strategy toward security and access products. Security and access product sales increased 32.8% to $16.6 million in 1996 compared to $12.5 million in 1995. This increase resulted primarily from increased sales of SwapBox products which began shipping in 1995, as well as sales of security and access products introduced during 1996, including SwapSmart and the Company's DVB products. Consistent with the Company's shift away from PCMCIA peripheral products, sales of such products decreased 11.8% to $4.9 million in 1996 compared to $5.5 million in 1995. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

     Gross Profit. Gross profit for 1996 was $6.6 million, or 30.9% of net sales, compared to $2.3 million, or 12.7% of net sales in 1995. The substantial increase in gross profit as a percentage of net sales in 1996 was primarily attributable to three factors: (i) during 1996, the Company benefited from manufacturing cost efficiencies associated with the increased sales of security and access products; (ii) as part of the continued shift in 1996 from PCMCIA peripheral products to security and access products, the Company introduced certain new security and access products during 1996 which carried higher gross margins than other products in the security and access product family; and (iii) during 1996, the Company received approximately $1.6 million in nonrecurring engineering revenues with relatively minimal cost of sales.

     Research and Development. Research and development expenses for 1996 totaled $2.4 million, or 11.1% of net sales, compared to $1.4 million, or 7.7% of net sales in 1995. The increase in research and development spending during 1996 was primarily a result of increased headcount and development activity associated with new product introductions and the opening of the Company's research and development facility in France.

     Sales and Marketing. Sales and marketing expenses for 1996 totaled $3.2 million, or 15.0% of net sales, compared to $2.1 million, or 11.4% of net sales in 1995. Sales and marketing expenses in 1996 in absolute amount increased primarily as a result of the costs associated with introducing several significant new products during 1996 and the higher headcount costs associated with supporting a broader base of customers and expanded line of products.

     General and Administrative. General and administrative expenses for 1996 totaled $2.0 million, or 9.3% of net sales, compared to $1.4 million, or 8.0% of net sales in 1995. General and administrative expenses increased in absolute amount in 1996 and as a percentage of net sales primarily as a result of increasing headcount and expanded facilities associated with the overall growth in the business.

     Interest Expense. Interest expense was immaterial as a percentage of sales in both 1996 and 1995.

     Income Taxes. The Company incurred losses in 1995 and 1996 and therefore did not incur income tax obligations in these periods. As of December 31, 1996, the Company had deferred tax assets of approximately $2.2 million, resulting primarily from the net operating loss carryforwards. At December 31, 1996, the Company recorded a full valuation allowance for these deferred tax assets as management has concluded that it is more likely than not that the deferred tax assets would not be realized in the future. A future change in the Company's assessment of the likelihood of future realization of deferred tax assets could result in a reduction of the valuation allowance, a corresponding reduction in the Company's income tax expense recorded for financial statement purposes and a corresponding increase in net income. This would not, however, result in a change in actual income taxes payable by the Company in any future period. See
Note 6 to the Consolidated Financial Statements.

1995 COMPARED TO 1994

     Net Sales. Net sales increased to $18.1 million in 1995, compared to $6.4 million during 1994. Sales of security and access products and sales of PCMCIA peripheral products represented 69.3% and 30.7%, respectively, of total net sales in 1995 compared to 22.1% and 77.9%, respectively, in 1994, reflecting the shift in the Company's product strategy toward security and access products. Security and access product sales increased to $11.1 million in 1995, compared to $1.4 million in 1994. This substantial increase resulted primarily from sales of SwapBox products which began shipping in 1995. PCMCIA peripheral product sales increased to $5.5 million in 1995, compared to $5.0 million in 1994. This increase resulted primarily from the expansion in 1995 of the Company's PCMCIA peripheral product line to include fax/modem PC Cards.

     Gross Profit. Gross profit for 1995 was $2.3 million, or 12.7% of net sales, compared to $1.4 million, or 21.1% of net sales in 1994. The substantial decrease in gross profit as a percentage of net sales in 1995 was primarily attributable to continuing price erosion for the Company's older PCMCIA peripheral products, partially offset by the somewhat better margins associated with the fax/modem product, and to relatively high manufacturing and procurement costs associated with the security access products, particularly SwapBox which was first shipped in 1995.

     Research and Development. Research and development expenses for 1995 totaled $1.4 million, or 7.7% of net sales, compared to $1.2 million, or 18.0% of net sales in 1994. The decrease in research and development spending in absolute amount in 1995 resulted primarily from a lower level of development effort being devoted to PCMCIA peripheral products and the transfer of certain personnel from research and development functions to operating functions as the Company's products, primarily SwapBox, moved from development stage to production stage.

     Sales and Marketing. Sales and marketing expenses for 1995 totaled $2.1 million, or 11.4% of net sales, compared to $1.2 million, or 19.0% of net sales in 1994. Sales and marketing expenses increased in absolute amount in 1995 as the Company's headcount expanded, particularly in the United States, and as the Company expanded marketing activities in the U.S.

     General and Administrative. General and administrative expenses for 1995 totaled $1.4 million, or 8.0% of net sales, compared to $580,000, or 9.0% of net sales in 1994. General and administrative expenses increased in absolute amount in 1995 primarily as a result of an increase in administrative personnel during 1995 to support the growth in the Company's business.

     Interest Expense. Interest expense was immaterial as a percentage of net sales in 1994 and 1995.

     Income Taxes. Due to the Company's operating losses, the Company did not incur income tax expense in 1994 or 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present certain unaudited consolidated statement of operations data for the third and fourth quarters of 1995, each of the four quarters in the year ended December 31, 1996 and the first quarter of 1997, as well as such data expressed as a percentage of the Company's total net sales for the periods indicated. This data has been derived from unaudited consolidated financial statements and has been prepared on the same basis as the Company's audited Consolidated Financial Statements which appear elsewhere in this Prospectus. In the opinion of the Company's management, this data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data.

                                                                     THREE MONTHS ENDED
                                    ------------------------------------------------------------------------------------
                                    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,
                                      1995         1995        1996         1996        1996         1996        1997
                                    ---------    --------    ---------    --------    ---------    --------    ---------
                                                                       (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Net sales:
  Security and access products....   $ 3,952      $4,745      $ 2,811      $2,978      $ 4,927      $5,912      $ 4,202
  PCMCIA peripheral products......     1,476       1,737        1,446       1,278        1,073       1,095          163
                                     -------     --------     -------     ------- -    -------     ------- -    -------
    Total net sales...............     5,428       6,482        4,257       4,256        6,000       7,007        4,365
                                     -------     --------     -------     ------- -    -------     ------- -    -------
Cost of sales.....................     4,765       5,489        3,068       3,103        3,903       4,806        2,800
Gross profit......................       663         993        1,189       1,153        2,097       2,201        1,565
                                     -------     --------     -------     ------- -    -------     ------- -    -------
Operating expenses:
  Research and development........       418         437          624         556          598         608          628
  Sales and marketing.............       588         726          631         777          889         933          895
  General and administrative......       356         515          441         467          605         491          518
                                     -------     --------     -------     ------- -    -------     ------- -    -------
    Total operating expenses......     1,362       1,678        1,696       1,800        2,092       2,032        2,041
                                     -------     --------     -------     ------- -    -------     ------- -    -------
Income (loss) from operations.....      (699)       (685)        (507)       (647)           5         169         (476)
                                     -------     --------     -------     ------- -    -------     ------- -    -------
Foreign currency transaction gain
  (loss)..........................       (62)         20           35          21           92          26           67
Interest expense..................       (46)       (136)         (25)       (123)         (70)        (86)         (66)
                                     -------     --------     -------     ------- -    -------     ------- -    -------
Net income (loss).................   $  (807)     $ (801)     $  (497)     $ (749)     $    27      $  109      $  (475)
                                     =======     ========     =======     ========     =======     ========     =======
AS A PERCENTAGE OF TOTAL NET
  SALES:
Net sales:
  Security and access products....      72.8%       73.2%        66.0%       70.0%        82.1%       84.4%        96.3%
  PCMCIA peripheral products......      27.2        26.8         34.0        30.0         17.9        15.6          3.7
                                       -----       -----        -----       -----        -----       -----        -----
    Total net sales...............     100.0       100.0        100.0       100.0        100.0       100.0        100.0
                                       -----       -----        -----       -----        -----       -----        -----
Cost of sales.....................      87.8        84.7         72.1        72.9         65.1        68.6         64.1
Gross profit......................      12.2        15.3         27.9        27.1         35.0        31.4         35.9
                                       -----       -----        -----       -----        -----       -----        -----
Operating expenses:
  Research and development........       7.7         6.7         14.7        13.1         10.0         8.7         14.4
  Sales and marketing.............      10.8        11.2         14.8        18.2         14.8        13.3         20.5
  General and administrative......       6.6         8.0         10.3        11.0         10.1         7.0         11.9
                                       -----       -----        -----       -----        -----       -----        -----
    Total operating expenses......      25.1        25.9         39.8        42.3         34.9        29.0         46.8
                                       -----       -----        -----       -----        -----       -----        -----
Income (loss) from operations.....     (12.9)      (10.6)       (11.9)      (15.2)         0.1         2.4        (10.9)
                                       -----       -----        -----       -----        -----       -----        -----
Foreign currency transaction gain
  (loss)..........................      (1.1)        0.3          0.8         0.5          1.5         0.4          1.5
Interest expense..................      (0.9)       (2.1)        (0.6)       (2.9)        (1.2)       (1.2)        (1.5)
                                       -----       -----        -----       -----        -----       -----        -----
Net income (loss).................     (14.9)%     (12.4)%      (11.7)%     (17.6)%        0.5%        1.6%       (10.9)%
                                       =====       =====        =====       =====        =====       =====        =====

     The Company experiences substantial seasonality in its business, with approximately one-third of annual net sales being realized in the first half of the year and the remaining two-thirds being realized in the second half of the year. In recent periods, this seasonality has been primarily the result of the Company's reliance on sales of its SwapBox products to OEMs that in turn sell to U.S. government agencies. The buying pattern of U.S. government agencies tend to be substantially weighted to the third quarter and, to a somewhat lesser extent, the fourth quarter of the calendar year. The strength in net sales in the third quarter which results from the U.S. government buying patterns is somewhat offset by relatively weaker sales in Europe in the same quarter as a result of the traditional European summer vacation patterns. The Company expects that as sales of its DVB products, which are sold to OEMs mainly in Europe for the consumer market, begin to represent a larger percentage of net sales, the seasonality that the Company experiences may be further exacerbated as these sales are likely to be strongest in the fourth quarter of the year. In contrast to net sales, operating expenses tend to be spread relatively evenly across the year. As a result, the Company's operating results have tended to be weakest in first and second quarter of the year. This revenue seasonality is evident in the table above, in which the Company's net sales in 1996 increased each quarter, then declined in the first quarter of 1997.

     Gross margin generally improved in the second half of 1996 due primarily to the shift in focus away from lower margin PCMCIA peripheral products. Gross margin in the third quarter of 1996 was higher than other quarters in the year due primarily to favorable product mix shift driven by higher sales to OEMs supplying the DoD, combined with volume purchasing which lowered certain component costs.

     Research and development expenses have generally increased each quarter, due primarily to increased headcount and related expenses in the Company's development centers in La Ciotat, France and Erfurt, Germany. Unusually high research and development expenses were incurred in the first quarter of 1996 due primarily to substantial prototype manufacturing and test expenses related to accelerated project timetables on key development projects. Sales and marketing expenses have generally increased each quarter. In addition, certain sales compensation costs typically fluctuate based on the levels of revenue bookings and shipments. General and administrative expenses have generally increased each quarter to support the increase in business activity. In the fourth quarter of 1995, general and administrative expenses were higher than previous quarters due primarily to additional legal expenses and achievement and accrual of year end management bonuses. In the third quarter of 1996, general and administrative expenses were impacted by costs associated with the recruitment of the Company's President and CEO.

     The Company's quarterly operating results have in the past varied and may in the future vary significantly. In addition to seasonality, factors affecting operating results include: level of competition; size, timing, cancellation or rescheduling of significant orders; product configuration and mix; market acceptance of new products and product enhancements; new product announcements or introductions by the Company's competitors; adoption of new technologies and standards; deferrals of customer orders in anticipation of new products or product enhancements; changes in pricing by the Company or its competitors; the ability of the Company to develop, introduce and market new products and product enhancements on a timely basis; hardware component costs and availability, particularly with respect to hardware components obtained from sole sources; the Company's success in expanding its sales and marketing programs; technological changes in the market for digital information security products; levels of expenditures on research and development; foreign currency exchange rates; general economic trends and other factors. Because a high percentage of the Company's operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. See "-- Overview."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations to date principally through private placements of debt and equity securities and, to a lesser extent, borrowings under bank lines of credit. As of March 31, 1997, the Company's working capital was $7.0 million. Working capital increased during the first quarter of 1997 due to $5.1 million proceeds from the private placement of redeemable convertible preferred stock, partially offset by $1.3 million in repayments of bank and other debt, $1.1 million used in operations, and $100,000 for equipment purchases. Working capital also benefited from the conversion of approximately $4.2 million of notes payable into redeemable convertible preferred stock. Subsequent to March 31, 1997, the Company raised an additional $7.0 million from the private placement of redeemable convertible preferred stock.

     The Company has revolving lines of credit with three banks in Germany providing total borrowings of up to 4.5 million DM (approximately $2.7 million). These lines expire at dates ranging from September 30, 1997 to March 31, 1998. The German lines of credit bear interest at rates ranging from 8.0% to 8.75%. Borrowings under the German lines of credit are unsecured. At March 31, 1997, no amounts were outstanding under the German lines of credit. In addition, the Company has a $2.5 million revolving line of credit with a U.S. bank expiring in August 1997. The U.S. line of credit bears interest at the rate of prime plus 1.0% (9.25% at March 31, 1997). Borrowings under the U.S. line of credit are secured by all of the Company's assets. At March 31, 1997, no amounts were outstanding under the U.S. line of credit.

     In addition to the lines of credit, the Company had outstanding debt at March 31, 1997 totaling approximately $2.5 million, consisting of a term loan from a German bank. This debt bears interest at rates ranging from 5.0% to 6.0%. The term loan also contains certain profit sharing and prepayment provisions. Subsequent to March 31, 1997, the Company and the German bank agreed to amend the loan agreement to eliminate the prepayment provisions in exchange for a warrant to purchase 138,000 shares of Common Stock at an exercise price of $5.72 per share. The Company expects to use a portion of the proceeds of this offering to repay the term loan. See "Use of Proceeds."

     The Company presently expects that the proceeds of this offering, together with its current capital resources and available borrowings should be sufficient to meet its operating and capital requirements through at least the end of 1998. The Company may, however, seek additional debt or equity financing prior to that time. There can be no assurance that additional capital will be available to the Company on favorable terms or at all. The sale of additional debt or equity securities may cause dilution to existing stockholders.

                                    BUSINESS

     SCM Microsystems designs, develops and manufactures hardware, firmware and software products for data security and access control applications. The Company sells security and access products to OEM computer, telecommunication and DVB component and system manufacturers. The Company's objective is to leverage its expertise in PCMCIA and smart card technologies and its extensible, upgradeable smart card token-based security architecture to capitalize on the growing demand for data and network security and the need to control access to digital information. The Company markets, sells and licenses its products through a direct sales and marketing organization primarily to OEMs and also through distributors, VARs, system integrators and resellers worldwide. OEM customers include Compaq, Dell, France Telecom, IBM, Kirch Group (BetaDigital), Schlumberger, Security Dynamics, Siemens/Nixdorf, Sun Microsystems and Telenor.

INDUSTRY BACKGROUND

     Individuals and corporations increasingly rely upon computer networks, the Internet and intranets and direct broadcast systems to access information, entertainment and data in a digital form from their homes and workplaces. This increasing proliferation and reliance upon digital data has caused data security to become a paramount concern of businesses, government, educational institutions and consumers. Regardless of whether the issue is controlling access to proprietary or confidential information such as business data or health records, or whether it is attempting to limit access to digital video broadcasts to paying subscribers, content providers, network and data managers and users of digital data are concerned with controlling access to data and maintaining data security. The enterprise data security market, including electronic commerce applications, and the market for DVB conditional access require a range of products to address their needs.

  ENTERPRISE DATA SECURITY AND ELECTRONIC COMMERCE

     Enterprise Data Security

     Enterprise computing has evolved from highly centralized mainframe computers to widely distributed client/server network-based solutions. Modern enterprises frequently employ one or more local area networks to connect computer users located in a single facility, wide area networks and intranets to connect users in disparate facilities, and the Internet or other direct electronic link to provide internal users access to third party information and to provide customers, vendors and other interested third parties with access to an enterprise's computing resources or information. The growth in Internet usage is expected to increase from approximately 35 million Web users worldwide in 1996 to approximately 160 million users worldwide by 2000 according to International Data Corporation ("IDC"). This shift towards distributed computing is being fueled in part by the growing number of mobile computer users and telecommuters that perform some or all of their work from home or other remote locations.

     As enterprises move toward distributed computing and make data more accessible to internal and external users, this data has become increasingly vulnerable to unauthorized access. According to the Computer Security Institute ("CSI"), 42% of respondents to its 1996 CSI/FBI Computer Crime and Security Survey acknowledged that they had experienced unauthorized use of their computer systems within the last 12 months. Unauthorized access can range from users who are authorized to access portions of an enterprise's computing resources accessing unauthorized portions, to hackers who have no legitimate access breaking into a network and stealing or corrupting data. The consequences of unauthorized access, which can often go undetected, can range from theft of proprietary information or other assets to the alteration or destruction of stored data. Approximately 78% of respondents to the Fourth Annual Information Week/Ernst & Young Information Security Survey reported that their company suffered a loss related to information security and disaster recovery in the past two years. Some companies reported losses of up to $1 million due to security breaches. As a result of the consequences of unauthorized access, many enterprises have been reluctant to make their computing resources as open as may be desirable, and those that allow access are adopting various security measures to guard against unauthorized access. The Company believes that enterprises seek solutions which will allow them to expand access to data while maintaining adequate security.

     Electronic Commerce

     The proliferation of PCs in both the home and office combined with widespread access to the Internet have created significant opportunities for online shopping and other electronic commerce. IDC estimates that the total value of goods and services purchased over the Web grew from $3 billion in 1996 to $100 billion in 2000. The Company believes that a key factor constraining the growth in online purchasing has been the lack of adequate data security. As a result of the anonymity of the Internet, merchants and consumers need assurances that customers are correctly identified and that the confidentiality of information such as credit card numbers is maintained. Accordingly, the Company believes that successful expansion of electronic commerce will require the implementation of improved security measures which accurately identify and authenticate users and reliably encrypt data transmissions over the Internet.

     Common Solutions to Enterprise Data Security and Secure Electronic Commerce

     Data security and secure electronic commerce generally involve implementing a patchwork of hardware and software solutions operating at a variety of points in a data environment, including router, gateway and server-based hardware solutions, and operating system and applications-level software solutions.

                  [THE DATA SECURITY "PATCHWORK" ILLUSTRATION]

     Currently, the most common security solution is the installation of one or more firewalls that control the flow of data between segments of an internal network or between an internal network and the Internet or other remote access paths. Firewalls essentially serve as a funnel, analyzing whether a particular communication passing through the funnel is authorized. With the increasing volumes of network traffic, firewalls may no longer be capable of providing adequate levels of protection without impairing the speed of communications. Moreover, new Internet technologies such as Sun Microsystems' Java and Microsoft's ActiveX, which involve the transfer of active programs (applets), and broadcast applications such as PointCast and Marimba, present security risks that are not readily addressed by firewalls.

     The key to any security system is the ability to reliably identify users in order to prevent unauthorized access to information and resources. Authentication of a user's identification is generally accomplished by one of two approaches: passwords, which are a code known only by a specific user; and tokens, which are user-specific physical devices that only authorized users possess. Passwords, while easier to use, are also the least secure because they tend to be short and static, and are often transmitted without encryption. As a result, passwords are vulnerable to decoding or observation and subsequent use by unauthorized persons. Tokens are small devices ranging from simple credit card-like devices to more complex devices capable of generating time-synchronized or challenge-response access codes. Certain token-based systems require both possession of the token itself and a personal identification number ("PIN") to indicate that the token is being used by an authorized user. Such an approach, referred to as two-factor authentication, provides much greater security than single factor systems such as passwords or simple possession of a token.

     Early implementation of tokens include automatic teller machine ("ATM") cards, which are plastic cards with data encoded on a magnetic strip on the card. ATM cards require the user to possess the ATM card and to know the PIN before engaging in any transaction. While suitable for certain applications, the ATM type card is subject to counterfeiting, tampering and inadvertent data deletion, and can hold only a very limited amount of information.

     PC Cards represent a more advanced form of token, although their use in security applications has been limited to date. PC Cards are computer peripherals built into a form factor similar in width and length to, but substantially thicker than, a credit card. The standards for PC Cards and the corresponding slots were developed by the PCMCIA. With an installed base of approximately 10 million PCMCIA slots in 1995 according to IDC, PC Card products have been developed for a variety of functions including modems and memory devices. While virtually all portable PCs being sold today contain at least one, and in many cases two, PCMCIA slots as a standard feature, the PCMCIA standard has generally not been widely adopted for desktop computers. The use of PC Cards as security tokens has been endorsed by the DoD as part of its Defense Messaging System ("DMS"). The DMS uses a PC Card known as "Fortezza" as its standard security token. In connection with the DMS, the DoD has mandated that desktop computers supplied to the DoD and its affiliated agencies must incorporate PCMCIA slots in order to accept the Fortezza PC Card identification/authentication token.

     A further advancement in token implementation is the smart card. Smart cards are credit card-sized plastic cards that contain an embedded microprocessor, memory and a secure operating system. Smart cards have significant advantages over PC Cards, including lower cost, portability and greater durability. Smart cards have been used in applications such as stored value cards, either for making general purchases or for specific applications such as prepaid telephone calling cards, and as health care cards, which are used to store patient and provider information and records. Smart cards are useful as health care cards because they identify the holder for insurance or government payment purposes and store health records that can be accessed and updated by health care providers.

     Smart card use for these applications has become widespread in Europe, where the existence of multiple languages and currencies has created a demand for common solutions that enable businesses and consumers to conduct their affairs effectively and efficiently while moving from country to country. According to Dataquest, the European market for smart cards has far outpaced that of the United States. Dataquest estimates that in 1995 the U.S. accounted for approximately 10 million units (2%) of the 544 million unit worldwide microprocessor-based smart card market, and projects that this market will grow to 3.4 billion units worldwide by 2001. By the year 2001, Dataquest estimates that Europe, Asia/Pacific and the Americas will account for 40%, 25% and 20%, respectively, of this market.

     In addition to providing a common record-keeping and stored value solution across multiple languages and currencies, the Company believes that smart cards are ideally suited to serve as tokens for network and electronic commerce security. Microsoft, with its PC/SC Workgroup, and Netscape, with its Security Infrastructure group, have both endorsed smart cards as key components of their respective data security architectures, have released application program interfaces ("APIs") for smart cards and have stated their intentions to support smart cards in future generations of their software products. The Company believes that these companies, together with other enterprises with a financial stake in securing access to digital data and enabling secure electronic commerce such as Verisign and Security Dynamics, will drive the adoption of smart card technology for security applications in the United States. The Company also believes that as smart card-based security systems become accepted in the United States, users outside the United States will adopt similar systems.

     To date, a number of factors have limited broad adoption of smart cards as security tokens. These factors include the requirement for special purpose readers which have been expensive and therefore not widely deployed and the lack of standards governing the operating systems, communication protocols, APIs and similar features of the tokens. These factors have resulted in the deployment of proprietary, closed systems that are not compatible with other systems. In addition, smart cards are relatively low speed serial interface devices which, although capable of providing encryption of passwords or other limited data, are not capable of providing the real-time bulk encryption required for many secured access applications.

  DIGITAL VIDEO BROADCASTING

     DVB involves the transmission of video signals in a digital format. In contrast to the traditional analog approach, digital signals allow content providers ranging from broadcast television stations and cable carriers to specialty programming producers to deliver very high resolution, high quality video images. DVB may take the form of currently available direct satellite broadcast services, or alternative services that are expected to be introduced in the near future such as digital cable services and direct broadcast digital television. DVB makes it possible to provide a broader range of private content and nontraditional services than previously available. Businesses, educational institutions and other enterprises could broadcast private content such as product information updates and training or educational content to users in disparate locations, or could provide various interactive products and services via the DVB medium. The Company believes that a primary challenge for broadcasters will be to limit access to their content to the intended users such as those who have purchased appropriate subscriptions or event-by-event pay-per-view privileges.

     The traditional approach to controlling access has been to sell or lease proprietary set-top boxes (and, in the case of satellite direct broadcast, a receiving antenna) to subscribers. These set-top boxes descramble digital signals and then convert them into analog signals in order to be compatible with the viewer's analog television. While this approach provides the controlled access desired by broadcasters, it limits the range of content available to the consumer. Consumers wishing to obtain content or services from more than one provider would be required to purchase multiple proprietary set-top boxes. Similarly, the use of proprietary set-top boxes may limit broadcasters' ability to upgrade systems that have already been installed in their customers' homes without a costly replacement process.

     To address the limitations of the closed-system set-top box, the DVB Project, an international consortium of over 170 enterprises involved in varying aspects of DVB including France Telecom, Deutsche Telekom, Nokia, Sony and Philips, has developed standards for the DVB-CI. DVB-CI makes it possible to deliver a universal set-top box capable of receiving content from a variety of providers. The universal set-top box requires use of a smart card token that "unlocks" the specific services to which a consumer has subscribed. With this approach, multiple service providers can deliver digital content to the same "open" set-top box and consumers, using the appropriate conditional access module, can access the content to which they have subscribed. When consumers subscribe to different or additional content services or parents seek to limit the viewing privileges of their children, the service providers need only provide the appropriate smart card to allow access to the new or additional services. The DVB-CI standard addresses the limitations of the closed-system set-top box by making it possible for (i) broadcasters to upgrade systems installed in their customers' homes by downloading new operating system software onto the universal set-top box, (ii) customers to use one universal set-top box to access digital content from various service providers by inserting the appropriate conditional access module for each particular service provider and (iii) service providers to secure access to new or additional services by issuing new tokens coded for access to such services.

                [SECURING DIGITAL VIDEO BROADCASTS ILLUSTRATION]

     The Company believes that the members of the DVB Project and other interested enterprises will continue to drive the adoption of DVB-CI as the European standard for conditional access to digital content. Moreover, legislation has been enacted in Spain (and may be enacted elsewhere in the future) mandating that set-top boxes comply with the DVB-CI standard in order to assure broad access to digital content without requiring consumers to purchase multiple set-top boxes. The Company believes that similar standards may be adopted in certain Asian countries and the United States in the future.

     The Company believes that successful implementation of the DVB-CI standard will require the development of hardware that is capable of real time, high bandwidth decryption of the video signal and is remotely updatable to permit providers to offer new content and services without the need to replace equipment. While the current implementation of DVB-CI uses set-top boxes, the Company believes that as the standard evolves and as flexible hardware solutions become available, the DVB-CI capability will be built directly into televisions, PCs and network computers. These devices would then contain the appropriate DVB token slot and reader capabilities, thereby eliminating the need for the separate set-top box while providing the same smart card-based conditional access of current systems.

THE SCM MICROSYSTEMS SOLUTION

     SCM Microsystems provides OEMs with key standards-compliant enabling hardware, firmware and software products and technologies for smart card and other token-based network security systems and conditional access to DVB content and services. Through the use of its extensible core technologies, the Company is able to offer products that address the specific needs of diverse market applications such as enterprise data security and DVB conditional access.

     Enterprise Data Security and Electronic Commerce. The Company's products address the needs of the enterprise data security and electronic commerce markets by providing:

        PCMCIA BRIDGES FOR SMART CARDS. The Company offers a range of products which enable smart cards to be read and written through standard PCMCIA ports, which eliminates the requirement for special purpose smart card readers and provides interoperability between smart cards and PCs, network computers and other devices.

        STANDARDS-BASED, INTEROPERABLE PRODUCTS. The Company's products employ an open-systems architecture that provides unique compatibility across a range of hardware platforms and software environments, and that are remotely upgradeable, which provides OEMs with the assurance that their products will be broadly compatible and can be updated as the security infrastructure evolves.

        SPEED AND PERFORMANCE. The Company's products transparently extend the speed and performance capabilities of smart cards used as security tokens by including encryption/decryption capabilities in certain of its smart card reader products.

     Digital Video Broadcasting. The Company's products address the needs of the DVB market by providing:

        INEXPENSIVE, EASY TO DELIVER CONDITIONAL ACCESS MODULES. The Company provides smart card-based conditional access readers and modules which adhere to the DVB-CI standard. These products enable digital content and service providers to control and meter access to content and services through the use of inexpensive smart cards.

        REAL TIME, HIGH-BANDWIDTH DESCRAMBLING CAPABILITIES. The Company's products are structured to use smart cards as keys to activate the high-bandwidth capabilities of PC Cards. By this approach, smart card-based tokens, which by themselves are not capable of descrambling digital video data at the rate required for digital video broadcast, can still be used to control and meter access to DVB content and services.

        REMOTE UPGRADE CAPABILITIES. The Company's DVB products incorporate read/write capabilities which permits content and service providers to perform a virtually no-cost upgrade of users' access rights as new products and services are developed and introduced as users' subscription desires change.

STRATEGY

     The Company's objective is to utilize its expertise in PCMCIA and smart card technologies and its extensible, updatable smart card token-based security architecture in order to capitalize on opportunities presented by the growing demand for secure and controlled access to digital information. The Company believes it is well positioned to capitalize on the significant growth projected for smart card-based security and controlled access systems. Key elements of the Company's strategy include the following:

     Leverage Technology Base; Support Open Systems and Interoperability. The Company has developed extensive expertise and intellectual property in both PCMCIA and smart card technologies. The Company intends to continue to leverage this technology base to provide smart card products that can operate across a variety of hardware platforms and software environments. This technology incorporates upgradeable, firmware-based features which enable smart card readers to be upgraded as new smart card operating systems and communication protocols are adopted. In addition to enabling the Company to respond quickly to industry developments with properly tailored products, this upgradeable architecture protects the investments in smart card hardware.

     Expand Range of Product Applications. The Company's current products are designed to provide flexible interoperability between smart cards and PCs or set-top boxes. The Company intends to expand the range of its product offerings to address specialized applications such as health care records and identification, televisions and television set-top boxes, customer loyalty programs, personal identification and Internet and intranet access. In addition, the Company intends to develop chip set-based versions of certain of its products in order to reduce their cost and facilitate their easy integration into future generations of televisions, PCs and network computers.

     Increase Penetration of Major OEM Customers; Expand Customer Base. The Company currently sells its products to a number of OEM customers including Bull, Dell, France Telecom, Gateway 2000, IBM, Kirch Group, Packard Bell, Schlumberger, Siemens/Nixdorf and Sun Microsystems. The Company intends to pursue additional opportunities with its existing customers by leveraging its relationships to increase sales. For example, the Company's relationships with its existing customers provide the Company with advanced insight into the current and future needs of these customers, enabling the Company to design specific products to meet the additional product needs of each customer. Moreover, the Company believes that as the needs for data security increase and smart cards gain wider market acceptance, a significant number of additional participants will enter the market. The Company intends to expand its customer base by pursuing opportunities with these new market entrants.

     Expand Strategic Industry Relationships. The Company has formed strategic relationships with a number of key industry players such as Intel, Matra Communications, France Telecom and Telenor. These relationships provide the Company with access to leading edge technology, marketing and sales leverage and access to key customers and accounts. In addition, in certain cases, the Company's strategic partners have provided funding to the Company in the form of funded research, product purchase prepayment and equity investment. The Company intends to continue to leverage these relationships and to identify additional key industry players with which to form strategic relationships. See
"-- Collaborative Industry Relationships."

     Support Standards Setting Organizations. The Company intends to continue to participate in the standards setting activities for the industries it serves. The Company is a founding member of the PCMCIA and the DVB Project and supports the Common Data Security Access standard developed by Intel and adopted by Netscape. The Company's products are compliant with the RSA public key cryptographic system number 11 ("PKCS #11") standard. Through its participation in standards setting organizations, the Company has successfully had the DVB-CI specification adopted as the standard by the PCMCIA. The Company intends to maintain an active role in these and other appropriate standards setting groups in order to continue to have its technologies adopted as standards where appropriate and to keep apprised of technological advancements as they are developed.

TECHNOLOGY

     The Company believes that smart cards are ideally suited to serve as tokens for digital information security. A smart card is a credit card-sized plastic card which contains a microprocessor, memory and a secure operating system. The card is inserted into a device that reads the information contained on the card and performs an appropriate function. The Company has used its extensible smart card interface architecture to develop open and standard products that support virtually all smart cards regardless of the manufacturer, are accessible through a variety of operating systems and platforms and enable a wide range of secure applications. The Company's extensible smart card interface architecture consists of certain core technologies which provide this interoperability:

     Silicon and Firmware for Smart Card Readers. SCM Microsystems has developed physical interface technology which provides interoperability between PCs and smart cards from many different smart card manufacturers. The Company's interoperable architecture includes an ISO compliant layer as well as an additional layer for supporting non-ISO compliant smart cards. Through its proprietary integrated circuits and firmware, the Company's smart card reader can be updated electronically to accommodate new types of smart cards without the need to change the reader's hardware. Intel Corporation has become the first company to license the Company's smart card interface.

     Proprietary PC Card Case. The Company's proprietary PC Card case is an open side case which has guides to ensure the smart card is positioned correctly into the PC Card reader. This hardware technology solves the problem presented by the fact that smart cards and PC Cards have the same width and length.

     Proprietary Software. The Company has developed a flexible proprietary software architecture for real-time downloading of firmware for new smart card protocol handling requirements into a flash memory chip which resides on the smart card reader. This software, combined with the Company's proprietary integrated circuits and firmware described above, allows the reader to accommodate new types of smart cards without the need to change the reader's hardware. Additionally, the Company has developed "flash filing" software, which enables PCMCIA flash memory to function as a flash disk. The Company has filed patent applications with respect to both software applications.

     Hardware for PC Card Adapters. The Company has developed the interface technology to accommodate multiple PCMCIA slots for ISA, SBus (Sun Microsystems) and PCI bus structures, thus enabling desktop PCs and workstations to be equipped with PCMCIA slots. In particular, the Company has developed a patented dual cable solution with special grounding and termination methods which prevents signal interference between the PCI/ISA bus slots and a large variety of PC Cards.

PRODUCTS

     By bridging smart cards and other secure devices with PCs, workstations and set-top boxes, the Company's products provide cost-effective solutions for conditional access to mobile and desktop computers, workstations, DVB, virtual private networks, electronic files, e-mail and Internet firewalls and secure electronic commerce. The Company's products have been developed utilizing the Company's core competencies in smart card and PC interoperability, PC Card expertise and flash memory chip experience, and all are compliant with the PKCS #11 standard. SCM Microsystems provides high quality, easy-to-use solutions in the following product categories:
--------------------------------------------------------------------------------

      PRODUCT CATEGORY                                    FEATURES
--------------------------------------------------------------------------------------------
 SWAPBOX PC CARD ADAPTERS       - A peripheral with a PC Card slot which enables desktop PCs
 (introduced in 1993)           and workstations to accept all sizes of PC Cards (Types I,
                                  II and III)
                                - Supports a wide variety of PC Card peripherals, including
                                Ethernet, fax/data modems, SCSI, ATA hard drives, flash
                                  memory, GPS and Fortezza cards
                                - Available in wide variety of configurations (single and
                                dual slots, front and rear access, floppy/PC combination)
                                - Supports a wide variety of platforms (Win 3.X, 95, NT,
                                OS/2, DOS, Solaris, Unix) and architectures (ISA, PCI, SBus,
                                  USB, EPP, SCSI)
                                - Compliant with the PCMCIA standard

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      PRODUCT CATEGORY                                    FEATURES
--------------------------------------------------------------------------------------------
 SWAPSMART SMART                - A smart card reader that fits in a PC Card slot
 CARD READERS                   - Supports all ISO 7816 smart card protocols as well as
 (introduced in 1995)           asynchronous and synchronous smart cards, and supports dual or single card applications
                                - Incorporates an upgradeable firmware-based chip set so
                                that the reader can be automatically updated with additional smart card operating systems, protocols and emerging
                                  industry standards
                                - Supports a wide variety of platforms (Win 3.X, 95, NT,
                                OS/2, DOS, Solaris, Unix) and architectures (ISA, PCI)
                                - Compliant with the PCMCIA standard
--------------------------------------------------------------------------------------------
 DVB-CAM MODULES                - A multi-function PC Card that can include smart card
 (introduced in 1996)           read/write capabilities, MPEG2 descrambling, DVB
                                  descrambling and pay-per-view functions
                                - Utilizes a smart card to control access to digital content
                                - Enables "open" set-top boxes
                                - Compliant with the DVB-CI standard
--------------------------------------------------------------------------------------------
 SMARTOS UNIVERSAL SMART        - A chip and accompanying software which provides a
 CARD READER INTERFACES         cost-effective universal smart card reader interface easily
 (introduced in 1997)             integrated into a wide range of devices
                                - Supports all ISO 7816 smart card protocols, as well as
                                synchronous and asynchronous smart cards
                                - Software upgradeable to support any new smart card
                                protocols, functions and industry standards
                                - Includes dual smart card support, serial and parallel
                                interfaces, LCD and keypad controls

--------------------------------------------------------------------------------

     SWAPBOX PC CARD ADAPTERS

     Desktop PCs and workstations, in contrast to laptop and notebook PCs, generally do not come equipped with PC Card slots. The Company's SwapBox products are devices with PC Card slots designed to be installed by OEMs into desktop computers, workstations and servers. Coupled with PC Card security tokens, cards or smart card readers such as SCM Microsystems' SwapSmart reader, SwapBoxes allow enterprises to effectively provide authentication, integrity, and confidentiality services. Flash memory cards are widely used with SwapBoxes and SCM Microsystems' proprietary SwapFTL software for data collection applications. SwapBoxes accept any PC Card compliant cards including readers for small form factor memory devices such as Compact Flash, SSFDC, Multimedia and Miniature Cards, allowing flash memory cards to be connected to PCs for quick and easy exchange of electronic images, digital audio recordings and text files.

     SWAPSMART SMART CARD READERS

     The SwapSmart reader is a device in a PC Card form factor that provides a portable, universal, secure and cost effective bridge between smart cards and the mobile PC or other products which have PC Card slots. The SwapSmart reader supports all ISO 7816 smart card protocols as well as asynchronous and synchronous smart cards. Furthermore, because the SwapSmart reader incorporates an upgradeable firmware-based chip set, the functionality of SwapSmart products can be automatically updated as additional smart card operating systems and protocols come into use. In addition to broad smart card support, the SwapSmart reader is easily accessible from a wide variety of operating systems and platforms. The SwapSmart reader enables easy access to the growing number of smart card applications such as network, VPN and firewall security as well as local and remote computer access control. Additionally, the SwapSmart reader makes it possible to use smart cards for user authorization and authentication, for e-mail and for secure transactions required for electronic commerce. Because of its encryption capabilities, the reader is particularly well suited for security applications, in particular, mobile computing security.

     Currently, the Company is working with Microsoft's PC/SC Workgroup and with Netscape's Security Infrastructure group to ensure that the SwapSmart reader supports the new open specifications for integrating smart cards with PCs. By supporting a wide range of smart cards and complying with the open standards set by the PC/SC Workgroup, SwapSmart provides maximum interoperability among smart cards and easy access to smart card applications for mobile or desktop PCs. For example, the SwapSmart reader is compliant with the B1 specification for smart card readers developed by Deutsche Telekom, as well as the Common Data Security Access specification developed by Intel and adopted by Netscape for use in Netscape Communicator.

     DVB-CAM MODULES

     By combining SCM Microsystems' SwapSmart reader technology with the proprietary descrambling code of a digital content provider, the Company's DVB-CAM provides a cost-effective means of controlling access to digital broadcasts through the use of a PC Card. The DVB-CAM is an all-in-one PC Card that utilizes a smart card to determine if a viewer has access to a given content provider's service. If the viewer is authorized, DVB-CAM descrambles the signal for viewing.

     The DVB-CAM is the world's first implementation of the DVB-CI standard established by the DVB Project. The DVB-CAM technology enables a variety of critical functions including video-on-demand, pay-per-view, interactive video, home shopping, home banking and games. Since the DVB-CAM can be used in any DVB-CI compliant "open" set-top box, the use of its proprietary technology will allow universal acceptance of a single solution for different set-top box systems. The Company believes that the use of smart card technology combined with the DVB-CI standard will eliminate the need for multiple set-top boxes in order for users to access a broad range of desired broadcast data. The Company's DVB-CAM has already been selected by certain of the major content providers in Europe, including France Telecom, Telenor (Norway Telecom) and The Kirch Group (BetaDigital), who plan to implement the DVB-CI standard through 1997 and 1998. The Company believes that similar standards may be adopted in certain Asian countries and the United States in the future.

     SMARTOS SMART CARD READER INTERFACES

     Based on a unique chip and firmware technology which makes it possible to easily integrate smart cards with a wide variety of PC and stand-alone devices, the SmartOS allows companies to integrate smart card support cost-effectively within desktop, notebook or network computers, USB or serial devices and keyboards as well as point of sale (POS) terminals and vending machines. The SmartOS solution allows integrators to utilize only essential components to control cost and maximize design. Many hardware designs may already incorporate a controller chip, such as a keyboard or network computer, but lack an interface unit and firmware for the completion of a smart card reader solution. Instead of being forced to purchase all components, the SmartOS solution offers just those components an integrator needs and those tools necessary for the quick implementation of smart card readers at a minimum cost.

CUSTOMERS AND APPLICATIONS

     The Company's security and access products are targeted at OEM computer, telecommunication and DVB component and system manufacturers. The following list sets forth the customers who have purchased in excess of $300,000 of the Company's products during the year ended December 31, 1996.

        ---------------------------------------------------------------------------------
                        OEM                               PRODUCTS PURCHASED
        ---------------------------------------------------------------------------------
                        Bull                        Smart Card Readers; DVB Modules
                        Dell                               PC Card Adapters
                   France Telecom                   Smart Card Readers; DVB Modules
                      Gateway                              PC Card Adapters
                        IBM                                PC Card Adapters
             Kirch Group (BetaDigital)                        DVB Modules
                    Packard Bell                           PC Card Adapters
                    Schlumberger                          Smart Card Readers
                  Siemens/Nixdorf                PC Card Adapters; Smart Card Readers
                  Sun Microsystems                         PC Card Adapters
        ---------------------------------------------------------------------------------

     Sales to a relatively small number of customers historically have accounted for a significant percentage of the Company's total sales. In 1996, sales to IBM accounted for 12% of total net sales, sales to BetaDigital, a division of the Kirch Group, accounted for 11% of total net sales and sales to the Company's top 10 customers accounted for 55% of total net sales. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of the Company's total sales for the foreseeable future. The loss or reduction of orders from a significant customer, including losses or reductions due to manufacturing, reliability or other difficulties associated with the Company's products, changes in customer buying patterns, or market, economic or competitive conditions in the digital information security business, could adversely affect the Company's business and operating results. See "Risk Factors -- Dependence on Sales to OEMs."

     Examples of applications of the Company's products include the following:

     Siemens-Nixdorf/Deutsche Telekom. SNI markets SCM Microsystems smart card readers under its own label and integrates them into its systems solutions for sale to major corporate users. For example, Deutsche Telekom is providing its employees with SNI's laptop computers equipped with smart cards and the Company's smart card readers. This enables Deutsche Telekom's remote sales force to gain secure access to the corporate intranet. In addition to controlling initial access to the intranet, the smart card also holds information as to the defined areas and information within the intranet to which the user is permitted access. When the information systems group wants to change a user's access or authorization, they simply download new instructions to the smart card during the session. The next time the user accesses the intranet, his or her updated access is already present on the smart card. This allows Deutsche Telekom to provide extensive information over its intranet, since it knows that the user's identity is verified before access is granted. Principal reasons for SNI's selection of the Company's products were their compliance with the B1 specification for smart card readers developed by Deutsche Telekom, their ability to offer a broad range of smart card support and their ability to offer a broad range of operating system support.

     The Kirch Group. SCM Microsystems has developed and provides DVB-CI compliant and proprietary DVB-CAM modules under contract to BetaDigital, the technology arm of the Kirch Group. These modules are installed in DVB compliant set-top boxes which Kirch distributes to consumers to allow them to access the Kirch digital entertainment services. These set-top boxes include a smart card, the Company's smart card readers and a generic receiver/tuner unit to provide secure access to its entertainment content and services. Customers can easily add and change the services they receive, and Kirch can easily enable and disable services. Also, individual customers can have different smart cards which permit different services. Although used in the same set-top box, a child's smart card could permit different programming from a parent's smart card. Kirch also can download completely new services to the modules, permitting new capabilities, such as pay-per-view and other electronic transaction-based services, to be added with no additional hardware cost.

SCM Microsystems' DVB-CAM is the world's first implementation of the DVB-CI standard established by the DVB Project. The principal reason for Kirch's selection of the Company's products was their ability to provide Kirch's customers with an open system that could be upgraded for new functions.

SALES AND MARKETING

     The Company markets, sells and licenses its products primarily to OEMs, and also through distributors, VARs, system integrators and resellers, worldwide through a direct sales and marketing organization. As of March 31, 1997, the Company had 18 full-time employees and consultants engaged in sales and marketing activities. The Company's direct sales staff solicits prospective customers, provides technical advice and support with respect to the Company's products and works closely with customers, distributors and OEMs.

     In support of its sales efforts, the Company conducts sales training courses, comprehensive targeted marketing programs, including public relations, advertising, seminars, trade shows and ongoing customer and third-party communications programs. The Company also seeks to stimulate interest in digital information security through its public relations program, speaking engagements, white papers, technical notes and other publications.

     At March 31, 1997, the Company's backlog was approximately $5.6 million, as compared to approximately $6.1 million at December 31, 1996. The Company's backlog consists of all written purchase orders for products which have a scheduled shipment date within the next twelve months. Orders for the Company's products are usually placed by customers on an as-needed basis and the Company has typically been able to ship products within 30 days after the customer submits a firm purchase order. The Company's contracts with its customers generally do not require fixed long-term purchase commitments. In view of the Company's order and shipment patterns and because of the possibility of customer changes in delivery schedules or cancellation of orders, the Company's backlog as of any particular date may not be indicative of sales in any future period.

COLLABORATIVE INDUSTRY RELATIONSHIPS

     SCM Microsystems is party to collaborative arrangements with a number of corporations and is a member of key industry consortia. The Company evaluates, on an ongoing basis, potential strategic alliances and intends to continue to pursue such relationships. The Company's future success will depend significantly on the success of its current arrangements and its ability to establish additional arrangements. There can be no assurance that these arrangements will result in commercially successful products.

     Matra Communications. In October 1995, the Company, Matra Communications SAS ("Matra SAS") and TEMIC entered into an agreement to submit a proposal to France Telecom, a major supporter of the open set-top box standard and a key player in the DVB-CI specification based on the PC Card standard, for their implementation of DVB-CAM products. In August 1996, France Telecom selected the companies' joint proposal. Pursuant to a 10-year joint development and licensing agreement effective February 1997, the Company and Matra SAS will collaborate in the design, manufacture and sale of DVB-CI compliant products including France Telecom's conditional access system called "Viaccess." In addition, Matra SAS will supply its proprietary transport stream interface, DVB descrambler, DVB demux and associated filtering and buffering for conditional access systems, SCM Microsystems will supply its proprietary smart card reader and PC Card interface and TEMIC will integrate these technologies at the silicon level into a one-chip solution. Initial commercial shipments began in March 1997. Each party will retain rights to the intellectual property it develops under the agreement, subject to the non-exclusive licensing rights of the other party relating to the manufacture of such products.

     Intel Corporation. In March 1997, the Company and Intel entered into a development and license agreement for cryptographic PC Card-based secure access modules for the PC platform. The Company has granted a non-exclusive license to Intel for certain Company designs and other intellectual property. Intel has agreed to support the Company's programs to design a PC Card token. In addition, Intel also made an equity investment of approximately $2.0 million in the Company. Intel and the Company will jointly promote various industry standards applicable to security products.

     Telenor. In May 1997, the Company and Telenor entered into a development and supply agreement pursuant to which the Company will design, manufacture, test and supply DVB-CAM modules to Telenor. Pursuant to this agreement, Telenor may pay up to an aggregate of $1.2 million to the Company for development costs as the Company achieves certain development milestones. Once the prototype has been approved by Telenor, the Company will supply these modules pursuant to the terms of the agreement. As part of this arrangement, Telenor also made an equity investment of approximately $5.5 million in the Company. Furthermore, the Company has issued 34,965 shares of Preferred Stock to a Telenor affiliate, fifty percent (50%) of which will remain unvested until the Company achieves the mid-point milestone of the project and has been paid by Telenor for such milestone completion. Each party will retain rights to its preexisting intellectual property, and it is expected that any intellectual property that is jointly developed under the agreement will be jointly owned.

     PCMCIA. SCM Microsystems is an executive and founding member of PCMCIA, an international standards body and trade association with over 500 member companies that was founded in 1989 to establish standards for integrated circuit cards and to promote interchangeability among mobile PCs. Other executive members include Advanced Micro Devices, Apple Computer, Compaq, IBM, Intel, Motorola, Texas Instruments and U.S. Robotics. Since 1990, the Company has been a member of PCMCIA in Europe and currently holds the European Chair position. In 1996, the Company introduced to PCMCIA the DVB-CI standard which was adopted as an extension to its PC Card standard Release 2.0.

     DVB Project. The Company is a member of the DVB Project, an international standards body with over 200 members that was founded in 1993 to define platforms for the digital television industry. Other key members include France Telecom, Deutsche Telekom, Telenor, Nokia, Sony and Philips. In 1994, the Company was instrumental in the DVB Project's adoption of the PC Card standard as the common interface for digital set-top boxes. As the DVB Project's Compatibility Chair, the Company advances and oversees proposals to provide optimum interoperability between PC Cards and digital set-top boxes.

     Teletrust. The Company is a member of Teletrust, a German organization whose goal is to provide a legally accepted means to adopt digital signatures. Digital signatures are encrypted personal identifiers, typically stored on a secure smart card, which allow for a high level of security through internationally accepted authentication methods. The Company is actively working on the smart card terminal committee which defines the standards for connecting smart cards to computers for applications such as secure electronic commerce over the Internet.

RESEARCH AND DEVELOPMENT

     To date, the Company has made substantial investments in research and development, particularly in the areas of physical, token-based access devices. The Company's engineering design teams work cross-functionally with marketing managers, applications engineers and customers to develop products and product enhancements. The Company also strives to develop and maintain close relationships with key suppliers of components and technologies which enables the Company to quickly introduce new products that incorporate the latest technological advances. The Company's future success will depend upon its ability to develop and to introduce new products on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. See "Risk Factors -- Dependence on New Products; Rapid Technological Change."

     The Company's expenses for research and development were approximately $1.2 million, $1.4 million and $2.4 million for the years ended December 31, 1994, 1995 and 1996, respectively. As of March 31, 1997, the Company had 24 full-time employees engaged in research and development activities, including software and hardware engineering, testing and quality assurance and technical documentation. All of the Company's research and development activities occur in France and Germany. The Company has in the past funded a portion of its research and development activities from technology development revenues received from OEM customers in connection with design and development of application specific products. The Company recognized $562,000, $543,000 and $1,579,000 in technology development revenues in 1994, 1995 and 1996, respectively.

MANUFACTURING AND SOURCES OF SUPPLY

     The Company sources its products through three contract manufacturers in Europe and Asia. The Company has implemented a global sourcing strategy that it believes will enable it to achieve greater economies of scale, improve gross margins and maintain uniform quality standards for its products. In the event any of the Company's contract manufacturers were unable or unwilling to continue to manufacture the Company's products, the Company may have to rely on other current manufacturing sources or identify and qualify new contract manufacturers. For example, one of the Company's contract manufacturers has recently been involved in bankruptcy proceedings and may be unable to continue manufacturing the Company's products. Although the Company believes it will be able to rely on other manufacturing sources in order to meet its near-term capacity requirements, there can be no assurance in the future that the Company would be able to identify or qualify new contract manufacturers in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements. Any significant delay in the Company's ability to obtain adequate supplies of its products from its current or alternative sources would materially and adversely affect the Company's business and operating results.

     The Company believes that its success will depend in large part on its ability to provide quality products and services. As of March 31, 1997, the Company had 11 full-time employees engaged in manufacturing activities. The Company has a formal quality control program to satisfy its customers' requirements for high quality and reliable products. To ensure that products manufactured by others are consistent with its standards, the Company manages all key aspects of the production process, including establishing product specifications, selecting the components to be used to produce its products and the suppliers of such components and negotiating the prices for such components. In addition, the Company works with its suppliers to improve process control and product design. The Company's quality control specialists conduct on-site inspections throughout the production process. Finally, the Company's products are tested by the Company's contract manufacturers prior to shipment.

     The Company relies upon a limited number of suppliers of several key components of the Company's products. For example, the Company purchases ASICs for its DVB modules exclusively from TEMIC, PCBs for SwapBoxes exclusively from Vertek in Taiwan and Degussa in Singapore, smart card connectors exclusively from ITT Canon, SwapBox boards and completed products exclusively from Intellicard Systems and SwapSmart mechanical components exclusively from Stocko. The Company's reliance on its suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, timely delivery and component quality. Although to date the Company has been able to purchase its requirements of such components, there can be no assurance that the Company will be able to obtain its full requirements of such components in the future or that prices of such components will not increase. In addition, there can be no assurance that problems with respect to yield and quality of such components and timeliness of deliveries will not occur. Disruption or termination of the supply of these components could delay shipments of the Company's products and could have a material adverse effect on the Company's business and operating results. Such delays could also damage relationships with current and prospective customers. In the past, due to the Company's quality requirements, the Company has experienced delays in the shipments of its new products principally due to an inability to qualify component parts from third-party manufacturers and other suppliers, resulting in delay or loss of product sales. These delays have not had a material adverse effect upon the Company's business and operating results. However, there can be no assurance that in the future any such delays would not have a material adverse effect upon the Company's business and operating results.

COMPETITION

     The market for digital data security is intensely competitive and characterized by rapidly changing technology. The Company believes that competition in this market is likely to intensify as a result of increasing demand for security products. The Company currently experiences competition from a number of sources, including (i) ActionTec, Carry Computer Engineering, Greystone and Litronics in PC Card adapters, (ii) GemPlus, Hitachi and Toshiba in smart card readers and universal smart card reader interfaces, (iii) GemPlus, Hitachi and Toshiba in DVB-CAM modules. The Company also experiences indirect competition from certain of its customers which currently offer alternative products or are expected to and may introduce competitive products in the future. The Company may in the future face competition from these and other parties that develop digital data security products based upon approaches similar to or different from those employed by the Company. In addition, there can be no assurance that the market for digital information security products will not ultimately be dominated by approaches other than the approach marketed by the Company.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company believes that the principal competitive factors affecting the market for digital data security products include support standards and interoperability, technical features, ease of use, quality/reliability, level of security, distribution channels and price. While the Company believes that it competes favorably with respect to these factors, there can be no assurance that the Company will be able to successfully incorporate these factors into its products and to compete against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results or financial condition.

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company generally enters into confidentiality and non-disclosure agreements with its employees and with key vendors and suppliers. The Company's SwapBox trademark is registered in the United States, and the SwapSmart trademark is the subject of an allowed, pending application. The Company will continue to evaluate the registration of additional trademarks as appropriate. The Company currently has one U.S. patent issued; six U.S., one French and one Japanese patent applications pending; and exclusive licenses under four other U.S. patents associated with its products. Furthermore, the Company intends to obtain an exclusive license from one of its employees to five other patents relating to its products. There can be no assurance that any new patents will be issued, that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's business.

     There has also been substantial litigation in the technology industry regarding intellectual property rights, and litigation may be necessary to protect the Company's proprietary technology. The Company has from time to time received claims that it is infringing upon third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, patents, trademarks or other proprietary rights. On April 28, 1997, Gemplus served the Company with a complaint alleging that the Company's SwapSmart product infringes certain claims of a French patent held by Gemplus. See "Business -- Legal Proceedings." The Company expects that companies in the computer and digital information security market will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information and software that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary and intellectual property rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

EMPLOYEES

     As of March 31, 1997, SCM Microsystems had a total of 64 full-time employees, of which 24 were engaged in engineering, research and development; 18 in sales and marketing; 11 in manufacturing; and 11 in general management and administration. In addition, the Company had a total of 3 part-time employees as of March 31, 1997. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

FACILITIES

     The Company's principal administrative, sales and marketing facilities are located in approximately 5,300 square feet of space in Los Gatos, California and in approximately 6,000 square feet of space in Pfaffenhofen, Germany. The California facility is leased through October 1998, and the Germany facility is leased through June 2000. The Company also leases its research and development facilities in La Ciotat, France and Erfurt, Germany. The Company believes that its existing facilities are adequate for its current needs.

LEGAL PROCEEDINGS

     The Company is not party to any material legal proceedings at this time. However, on April 28, 1997, Gemplus served the Company with a complaint alleging that the Company's SwapSmart product infringes certain claims of a French patent held by Gemplus. In an unrelated context, Gemplus has indicated that it will offer licenses to the relevant patent on a non-exclusive, non-discriminatory basis for a royalty not to exceed 1% of the net selling price of products practicing the patent. While the outcome of any litigation is uncertain, management of the Company believes that, based upon the defenses available to the Company and Gemplus' stated licensing position, the matter can be resolved without a material adverse effect on the Company's business and operating results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of March 31, 1997, are as follows:

               NAME                    AGE                           POSITION
-----------------------------------    ----    ----------------------------------------------------
Robert Schneider...................     47     Chairman of the Board
Steven Humphreys...................     35     President, Chief Executive Officer and Director
Bernd Meier........................     47     Chief Operations Officer and Director
Nicholas Efthymiou.................     34     Vice President, U.S. Sales and Business Development
David Hale.........................     32     Vice President, Operations
Jean-Yves Le Roux..................     37     Vice President, Engineering
Edward MacBeth.....................     38     Vice President, Marketing
John Niedermaier...................     40     Vice President, Finance and Chief Financial Officer
Friedrich Bornikoel(1).............     47     Director
Bruce Graham.......................     36     Director
Randall Lunn(2)....................     47     Director
Poh Chuan Ng(2)....................     35     Director
Andrew Vought(1)(2)................     42     Director

---------------

(1) Member of Compensation Committee.
(2) Member of Audit Committee

     Robert Schneider founded the Company in May 1990 as President, Chief Executive Officer, General Manager and Chairman of the Board. Mr. Schneider is currently Chairman of the Board. Mr. Schneider is a Managing Director of the Company's German subsidiary. Mr. Schneider holds a degree in engineering from HTBL Salzburg and a B.A. degree from the Akademie for Business Administration in Uberlinger.

     Steven Humphreys joined the Company in August 1996 as President and Chairman of the Board. Mr. Humphreys currently is President, Chief Executive Officer and a Director of the Company. From April 1994 until February 1996, Mr. Humphreys was President of Caere Corporation, an optical character recognition software and systems company. From November 1990 until March 1994, he was Vice President of General Electric Information Services, an electronic commerce services provider. Mr. Humphreys holds a B.S. degree from Yale University and a M.S. degree and a M.B.A. degree from Stanford University.

     Bernd Meier joined the Company in January 1992 as General Manager and as a Director of the Company. Mr. Meier is currently the Chief Operations Officer, a Director of the Company and a Managing Director of the Company's German subsidiary. Mr. Meier holds a degree in engineering from Fachhochschule Dieburg.

     Nicholas Efthymiou has held various sales and marketing positions since joining the Company as Vice President, Marketing in February 1992. Mr. Efthymiou is currently Vice President, U.S. Sales and Business Development. Mr. Efthymiou holds a B.S.E.E. degree from S.U.N.Y. at Buffalo and a M.B.A. degree from the University of Texas.

     David Hale has served as Vice President, Operations since October 1996. From October 1991 until September 1996, Mr. Hale held various management positions at a subsidiary of Solectron, an electronics manufacturing company, where he most recently served as operations manager. Mr. Hale holds a B.S.I.E. degree and a M.A. degree and a M.B.A. degree from Stanford University.

     Jean-Yves Le Roux joined the Company in May 1995 as Manager, Research and Development. Mr. Le Roux is currently Vice President, Engineering. From September 1991 until March 1995, Mr. Le Roux was Manager, PCMCIA Research and Development of Gemplus, a smart card products supplier. Mr. Le Roux holds an engineering degree from E.O.E.S. Angers France.

     Edward MacBeth joined the Company in August 1996 as Vice President, Marketing. From September 1994 until August 1996, Mr. MacBeth was Director, Marketing and Business Development of Caere Corporation, and from September 1992 until September 1994, he was President of Fit Software, a software development company. Mr. MacBeth holds a B.S. degree from California Polytechnic State University, San Luis Obispo and a M.B.A. degree from San Jose State University.

     John Niedermaier joined the Company in April 1997 as Vice President, Finance and Chief Financial Officer. From November 1995 until March 1997, Mr. Niedermaier was Vice President, Finance and Chief Financial Officer of Voysys Corporation, a provider of telecommunications systems for small businesses, and from April 1994 until November 1995, he was Director, Business Planning at Octel Communications Corporation, a voice messaging company. From November 1989 until March 1994, Mr. Niedermaier was Vice President, Corporate Controller of VMX, Inc., a voice processing company, which merged with Octel in March 1994. Mr. Niedermaier holds a B.S. degree from Wayne State University.

     Friedrich Bornikoel has served as a Director of the Company since September 1993. Mr. Bornikoel joined TVM Techno Venture Management GmbH, a venture capital firm, in July 1987 and has been a Partner since 1990. Mr. Bornikoel is a director of several privately held companies. Mr. Bornikoel holds a Masters degree in Physics from the Technical University of Munich.

     Bruce Graham has served as a Director of the Company since July 1995. Mr. Graham has been a Partner of Bessemer Venture Partners, a venture capital firm, since December 1996. From 1991 until December 1996, Mr. Graham was an Associate and Vice President at Vertex Management, a venture capital firm. Mr. Graham is a director of several privately held companies. Mr. Graham holds a B.S. degree in Chemical Engineering from Princeton University and a M.B.A. degree from Stanford University.

     Randall Lunn has served as a Director of the Company since November 1993. Mr. Lunn has been a Partner of TVM Techno Venture Management, L.P., a venture capital firm, since May 1990. Mr. Lunn is a director of several privately held companies. Mr. Lunn holds a B.A. degree, a B.S. degree in Engineering and a M.B.A. degree from Dartmouth College.

     Poh Chuan Ng has served as a Director of the Company since June 1995. Mr. Ng is currently a Managing Director and Chairman of the Board of Global Team Technology Pte. Ltd., a venture investment subsidiary of Intellicard Systems Pte. Ltd., a contract manufacturing company ("Intellicard"). From September 1994 through May 1997, Mr. Ng served as Director, Business Development at Intellicard. Prior to joining Intellicard, Mr. Ng was a product engineering manager for Compaq Computer Corp. Mr. Ng is a director of several privately held companies. Mr. Ng holds a B.S.E. degree from the National University of Singapore.

     Andrew Vought has served as a Director of the Company since March 1996. Mr. Vought has been a Partner of Cheyenne Capital Corporation since January 1995 and has been Vice President, Chief Financial Officer and Secretary of Advanced Telecommunications Modules Ltd., an ATM networking equipment company, since May 1996. From May 1990 until April 1994, Mr. Vought was Vice President, Chief Financial Officer and Secretary of MicroPower Systems, Inc., an analog and mixed signal semiconductor company. Mr. Vought is a director of several privately held companies. Mr. Vought holds a B.S. degree and a B.A. degree from the University of Pennsylvania and a M.B.A. degree from Harvard University.

TERM OF OFFICE OF DIRECTORS AND OFFICERS

     The Company's Bylaws and Certificate of Incorporation provide that effective as of the date of the first regularly scheduled meeting of the stockholders following the date on which the Company becomes subject to the periodic requirements of the Securities Exchange Act of 1934, as amended, the directors of the Company will be divided into three classes equal in size with each class elected to a staggered three-year term. Each director will hold office until the expiration of the term of his or her respective class and until his or her respective successor has been duly elected and qualified.

BOARD COMMITTEES

     In March 1997, the Board established an Audit Committee and a Compensation Committee. The Audit Committee, currently comprised of directors Randall Lunn, Poh Chuan Ng and Andrew Vought, recommends to the Board of Directors the engagement of the Company's independent accountants, reviews with the accountants the plan, scope and results of their examination of the consolidated financial statements. The Compensation Committee, currently comprised of directors Friedrich Bornikoel and Andrew Vought, reviews and makes recommendations to the Board of Directors regarding all forms of compensation to be provided to the executive officers, directors and consultants to the Company.

DIRECTOR COMPENSATION

     Beginning April 1, 1997, nonemployee members of the Company's Board of Directors ("Outside Directors") receive an annual fee of $10,000 plus $1,000 for each board meeting attended in person for their services as directors. Prior to that time, directors did not receive compensation for services as directors.

     The Company's 1997 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in March 1997. A total of 50,000 shares of Common Stock has been reserved for issuance under the Director Plan. However, an annual increase will be made to the Director Plan on each anniversary date of adoption of the Director Plan, in an amount equal to the number of shares underlying options granted in the immediately preceding year or a lesser amount determined by the Board. Each Outside Director of the Company will be granted an option to purchase up to 10,000 shares of Common Stock (5,000 shares for outside directors who are affiliated with entities holding 5% or more of the Company's voting stock) upon the effective date of the Director Plan and will be granted a subsequent annual option to purchase 5,000 additional shares of Common Stock under the Director Plan. Options granted under the Director Plan are not transferable unless approved by the Board. The Company's Director Plan will terminate in 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation, as amended and restated, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except for liability arising out of (i) a breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

     The Company's charter documents provide that the Company shall indemnify its officers, directors and agents to the fullest extent permitted by law, including those circumstances where indemnification would otherwise be discretionary. The Company believes that indemnification under its charter documents covers at least negligence and gross negligence on the part of indemnified parties. The Company has entered into indemnification agreements with each of its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify each director and officer against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance such persons' expenses incurred as a result of any proceeding against him or her as to which such person could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that could result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the year ended December 31, 1996 for the Company's Chief Executive Officer and the Company's most highly compensated other executive officers whose salary and bonus for such year exceeded $100,000 (collectively, the "Named Executive Officers").

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                     ------------
                                           ANNUAL COMPENSATION        SECURITIES
                                          ----------------------      UNDERLYING          ALL OTHER
      NAME AND PRINCIPAL POSITION         SALARY($)     BONUS($)      OPTIONS(#)      COMPENSATION($)(2)
----------------------------------------  ---------     --------     ------------     ------------------
Robert Schneider........................   154,800       63,000          50,576              1,935
  Managing Director of German subsidiary
Steven Humphreys(1).....................    76,064           --         276,570                100
  President and Chief Executive Officer
Bernd Meier.............................   154,800       99,000         201,025              1,935
  Chief Operations Officer and Managing
     Director of German subsidiary
Nicholas Efthymiou......................   100,001       24,625          75,544                240
  Vice President, U.S. Sales and
     Business Development

---------------

(1) Mr. Humphreys began working at the Company in August 1996.

(2) Represents life insurance premiums.

     Option Grants During 1996. The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted during 1996.

                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                                                          VALUE AT ASSUMED
                                                                                           ANNUAL RATES OF
                                                    INDIVIDUAL GRANTS                           STOCK
                                  -----------------------------------------------------         PRICE
                                  NUMBER OF    PERCENT OF TOTAL                             APPRECIATION
                                  SECURITIES       OPTIONS                                   FOR OPTION
                                  UNDERLYING      GRANTED TO      EXERCISE                     TERM(2)
                                   OPTIONS       EMPLOYEES IN       PRICE     EXPIRATION  -----------------
              NAME                 GRANTED           1996         PER SHARE    DATE(1)     5%($)    10%($)
--------------------------------  ----------   ----------------   ---------   ---------   -------   -------
Robert Schneider................     50,576            7%           $0.10      7/7/2006     3,181     8,061
Steven Humphreys................    276,570           38%            0.10      7/7/2006    17,393    44,078
Bernd Meier.....................    201,025           28%            0.10      7/7/2006    12,642    32,038
Nicholas Efthymiou..............     75,544           10%            0.10      7/7/2006     4,751    12,040

---------------

(1) Options generally vest as to 25% of the shares one year from the date of grant and monthly thereafter for the succeeding 36 months. Options may generally be exercised ahead of vesting, subject to a right of the Company to repurchase the unvested portion of the shares if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability prior to the shares vesting.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. The actual value realized may be greater or less than the potential realizable values set forth in the table.

     Year-End Option Values. The following table sets forth, for each of the Named Executive Officers, the year-end value of unexercised options as of December 31, 1996:

                                                   NUMBER OF SECURITIES
                                                        UNDERLYING               VALUE(1) OF UNEXERCISED
                                                    UNEXERCISED OPTIONS                IN-THE-MONEY
                                                      AT YEAR-END(#):              OPTIONS AT YEAR-END:
                     NAME                        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(2)
-----------------------------------------------  -------------------------     ----------------------------
Robert Schneider...............................          88,988/   --                   185,095/   --
Steven Humphreys...............................          --  /276,570                    --  /575,266
Bernd Meier....................................         239,437/   --                   498,029/   --
Nicholas Efthymiou.............................          88,348/   --                   183,734/   --

---------------

(1) Market value of underlying securities at year-end minus the exercise price. Year-end market value of the Common Stock ($2.18 per share) was determined by the Board of Directors by reference to an independent appraisal.

(2) Options are generally exercisable by the optionee ahead of vesting. Unvested shares purchased on exercise of an option are subject to a repurchase right of the Company, and may not be sold by an optionee until the shares vest. Options indicated as "Exercisable" are those options which were both vested and exercisable as of December 31, 1996. All other options are indicated as "Unexercisable."

EMPLOYMENT CONTRACTS

     The Company's German subsidiary has entered into substantially similar employment agreements with each of Messrs. Schneider and Meier pursuant to which each serves as a Managing Director of the subsidiary. Each agreement continues for an indefinite term and each party may terminate the agreement at any time with six months notice. Each executive receives an annual base salary of $190,000 and an annual bonus of up to $75,000. Furthermore, each executive is subject to a non-compete provision for a period of one year after the termination of employment.

     In addition, the Company has entered into an employment agreement, dated June 2, 1995, with Mr. LeRoux. The initial salary under the agreement is FF 475,000 per year, including a bonus of FF 70,000. Either party may terminate the agreement at any time.

EMPLOYEE STOCK PLANS

     1997 Stock Plan

     The Company's 1997 Stock Plan (the "1997 Plan") provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). The 1997 Plan was approved by the Board of Directors in March 1997, and by the stockholders in April 1997. Unless terminated sooner, the 1997 Plan will terminate automatically in March 2007. A total of 1,000,000 shares of Common Stock are currently reserved for issuance and 314,400 have been issued pursuant to the 1997 Plan. An annual increase will be made to the 1997 Plan on each anniversary date of the adoption of the 1997 Plan, in an amount equal to the lesser of 500,000 shares, three percent of the outstanding shares on such date, or a lesser amount determined by the Board.

     The 1997 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The Committee has the power to amend, suspend or terminate the 1997 Plan (provided that no such action may affect any share of Common Stock previously issued and sold or any option or SPR previously granted under the 1997 Plan), to determine the terms of the options and SPRs granted, including the exercise price, the number of shares subject to each or SPR option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to prescribe, amend and rescind rules and regulations relating to the 1997 Plan. Pursuant to this authority, the Committee has approved the 1997 Stock Option Plan for French Employees (the "French Plan") in April 1997, pursuant to which stock options that qualify for preferential tax treatment under French tax law may be granted. The French Plan will be submitted to the Company's stockholders for their approval.

     Options and SPRs granted under the 1997 Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Plan must generally be exercised within three months of the end of optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. In case of SPRs, unless the Committee determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Committee. The exercise price of options granted under the 1997 Plan is determined by the Committee, but with respect to incentive stock options, and nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. The term of options granted under the 1997 Plan generally may not exceed ten years.

     The 1997 Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted for as described in the preceding sentence, the Optionee shall fully vest in and have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be vested or exercisable. If the Administrator makes an option or SPR fully vested and exercisable in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or SPR shall be fully vested and exercisable for a specified period from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

     1997 Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in March 1997 and by the stockholders in April 1997. A total of 175,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. However, an annual increase will be made to the Purchase Plan on each anniversary date of the adoption of the Purchase Plan, in an amount equal to the lesser of 150,000 shares, one percent of the outstanding shares on such date, or a lesser amount determined by the Board. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented by consecutive overlapping twenty-four month offering periods beginning on the first trading day on or after May 1 and November 1 each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or after April 30, 1999. Each offering period contains four purchase periods of approximately six months duration during which a participant may accumulate payroll deductions and purchase Common Stock. The Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 10% of an employee's compensation (including commissions, overtime and other bonuses and incentive compensation), up to a maximum of $5,000 for each purchase period. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or the end of the applicable purchase period. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

     Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, each participant's right to purchase Common Stock will assumed or an equivalent right substituted by the successor corporation. If the successor corporation refuses to undertake such an assumption or substitution, the Board of Directors shall shorten the offering period then in progress (so that employees' rights to purchase stock under the Purchase Plan are exercised prior to the merger or sale of assets). The Purchase Plan will terminate in 2007. The Board of Directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

     1997 Employee Stock Purchase Plan for Non-U.S. Employees

     The 1997 Employee Stock Purchase Plan for Non-U.S. Employees (the "International Purchase Plan") was adopted by the Board of Directors in April 1997. The number of shares reserved for issuance under the International Purchase Plan equals the number of shares reserved for issuance under the Purchase Plan, but not yet issued. The terms of the International Purchase Plan are substantially similar to those of the Purchase Plan, except that employees need not be customarily employed by the Company or a participating subsidiary for at least 20 hours per week and more than five months per calendar year to participate. The International Purchase Plan is not intended to qualify under
Section 423 of the Code.

                              CERTAIN TRANSACTIONS

     From time to time, Robert Schneider loaned to the Company various amounts up to approximately DM 240,000. As of December 31, 1996, the amount outstanding under these loans was approximately DM 100,000.

     In March 1997, the Company and Intel entered into a three-year development and license agreement. As part of this arrangement, Intel has made an equity investment of $2.0 million in the Company and beneficially owns approximately 5.2% of the Company's Common Stock, assuming the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock.

     In May 1997, the Company and Telenor entered into a development and supply agreement. As part of this agreement, Telenor has purchased 640,000 shares of Preferred Stock for approximately $5.5 million, received 34,965 additional shares of Preferred Stock in exchange for certain technology rights and received a warrant to purchase an additional 194,930 shares of Preferred Stock for $5.72 per share. See "Business -- Collaborative Industry Relationships" and "Principal Stockholders."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby for (i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding Common Stock of the Company prior to this offering, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and
(iv) all directors and executive officers of the Company as a group.

                                                                             PERCENT BENEFICIALLY OWNED(1)
                                                     NUMBER OF SHARES      ----------------------------------
            NAME OF BENEFICIAL OWNER               BENEFICIALLY OWNED(1)   PRIOR TO OFFERING   AFTER OFFERING
-------------------------------------------------  ---------------------   -----------------   --------------
Telenor Venture AS(2)............................          869,895                12.7%              9.1%
  P.O. Box 6701, St. Olavs plass
  N-0130 Oslo, Norway
(APM) AlpinvestInternational B.V.(3).............          784,128                11.8               8.3
  Gooimeer 3
  P.O. Box 5073
  1410 AB Naarden, The Netherlands
Robert Schneider(4)..............................          686,944                10.3               7.3
  c/o SCM Microsystems GmbH
  Luitpoldstrasse 6
  D-85276 Pfaffenhofen
  Germany
TVM Techno Venture Management GmbH(5)............          667,857                10.0               7.1
  c/o Friedrich Bornikoel
  Tolzerstrasse 12A
  82031 Grunwald
  Germany
Bernd Meier(6)...................................          621,002                 9.3               6.6
  c/o SCM Microsystems GmbH
  Luitpoldstrasse 6
  D-85276 Pfaffenhofen
  Germany
Vertex Investment (II) Ltd.(7)...................          580,187                 8.7               6.2
  83, Science Park Drive
  #01-01/02
  Singapore 0511
  Singapore
Intel Corporation................................          349,650                 5.3               3.7
  c/o Laila Partridge
  2200 Mission College Boulevard
  Santa Clara, CA 95052
Steven Humphreys(8)..............................          276,570                 4.0               2.9
Nicholas Efthymiou(9)............................          219,591                 3.3               2.3
Friedrich Bornikoel(10)..........................               --                  --                --
Bruce Graham.....................................               --                  --                --
Randall Lunn(11).................................               --                  --                --
Poh Chuan Ng(12).................................          172,856                 2.6               1.8
Andrew Vought(13)................................           98,627                 1.5               1.0
All directors and executive officers as a group
  (13 persons)(14)...............................        2,165,857                32.5%             23.0%

---------------

 (1) Assumes conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable but not necessarily vested within 60 days of June 30, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

 (2) Includes warrants to purchase 194,930 shares of Series F Preferred Stock exercisable before June 30, 1997.

 (3) Includes warrants to purchase 5,537 shares of Series D Preferred Stock exercisable before April 15, 2003.

 (4) Includes 32,010 shares held by Robert Schneider's wife, Ursula Schneider.

 (5) Includes (i) warrants to purchase 2,872 shares of Series D Preferred Stock exercisable before April 15, 2003, (ii) 259,315 shares held by TVM Eurotech Ltd. and (iii) warrants to purchase 1,845 shares of Series D Preferred Stock exercisable before April 15, 2003 held by TVM Eurotech Ltd.

 (6) Includes (i) 16,005 shares held by Bernd Meier's wife, Sonja Meier, (ii) 48,015 shares held in trust for Reiner Pohl and (iii) 131,243 shares held in trust for Nicholas Efthymiou.

 (7) Includes warrants to purchase 8,017 shares of Series D Preferred Stock exercisable before April 15, 2003.

 (8) Includes options to purchase 276,570 shares of Common Stock exercisable within 60 days of June 30, 1997, 74,904 of which will be vested as of such date and the remainder of which would be subject to repurchase by the Company until vested.

 (9) Includes 131,243 shares held by Bernd Meier in trust for the benefit of Mr. Efthymiou.

(10) Mr. Bornikoel is a partner of TVM Techno Venture Management GmbH. Mr. Bornikoel disclaims beneficial ownership of shares beneficially owned by such entity except to the extent of his pecuniary interest therein.

(11) Mr. Lunn is a partner of TVM Techno Venture Management L.P. Mr. Lunn disclaims beneficial ownership of shares beneficially owned by such entity except to the extent of his pecuniary interest therein.

(12) Includes 172,856 shares beneficially owned by Intellicard Systems Pte. Ltd. Mr. Ng may be deemed to be an affiliate of such entity and thus may be deemed to beneficially own such shares.

(13) Includes 24,327 shares held by Genevest Consulting Group and 74,300 shares held by Index Special Fund, venture capital funds with which Mr. Vought is affiliated.

(14) Includes shares and exercisable options and warrants which may be deemed to be beneficially owned by certain directors and executive officers. See Notes 3, 5, 8, 9, 10, 11, 12 and 13 above.

                          DESCRIPTION OF CAPITAL STOCK

     At the consummation of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $0.001 par value, and 10,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

     As of March 31, 1997, there were 6,654,489 shares of Common Stock outstanding (after giving effect to the conversion of all Preferred Stock into Common Stock) held of record by approximately 80 stockholders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon consummation of the offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of this offering, 10,000,000 shares of undesignated Preferred Stock will be authorized, and no shares will be outstanding. The Board of Directors has the authority to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company.

WARRANTS

     Upon the closing of this offering, the Company will have outstanding warrants to purchase an aggregate of 384,121 shares of Common Stock at a weighted average exercise price of $7.17 per share.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation, amended Bylaws, Delaware law and the Company's indemnification agreements with certain officers and directors of the Company may be deemed to have an anti-takeover effect. Such provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Company's Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock, having the number of shares (up to 10,000,000), designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by the Board of Directors without stockholder approval. The Company's Certificate of Incorporation, as amended and restated, and Bylaws, as amended, also contain a number of provisions that could impede a takeover or change in control of the Company, including but not limited to the elimination of stockholders' ability to take action by written consent without a meeting and the elimination of cumulative voting in the election of directors.

     In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

     Each of the foregoing provisions gives the Board of Directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that stockholders might view as being in their best interests.

REGISTRATION RIGHTS

     Upon the closing of this offering, the holders or their permitted transferees ("Holders") of approximately 6,078,947 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders are entitled to notice of the registration and are entitled to include, at the Company's expense, shares therein. In addition, certain of the Holders may require the Company at its own expense, on not more than two occasions, to file a registration statement under the Securities Act, with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, the Holders may require the Company, at its expense, to register shares of Common Stock on a Registration Statement on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations. See "Shares Eligible For Future Sale."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 9,404,489 shares of Common Stock, assuming no exercise of options or warrants outstanding as of March 31, 1997. Of these shares, the 2,750,000 shares offered hereby (3,162,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 6,654,489 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. Of these shares, 57,618 will be eligible for immediate sale upon commencement of the offering, an additional 94,751 shares will become eligible for sale beginning 90 days after commencement of this offering. Upon expiration of the Lock-Up Agreements described below (which occurs 180 days after the commencement of this offering), an aggregate of 3,769,539 shares will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act ("Rule 701") and 2,732,581 additional shares will become eligible for sale thereafter under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of
(i) one percent of the number of shares of Common Stock then outstanding (approximately 94,000 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     Pursuant to the Lock-Up Agreements, the Company and certain stockholders owning upon completion of this offering, in the aggregate, 6,338,065 shares of Common Stock and certain holders of stock options have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock (including shares issuable under options exercisable during the lock-up period described below) or any securities convertible into or exercisable or exchangeable therefor (except for shares of Common Stock they may acquire in the public market), until 180 days after the date of this Prospectus without the prior written consent of Cowen & Company, on behalf of the Underwriters.

     As soon as practicable after the date of this Prospectus, the Company intends to file registration statements on Form S-8 covering an aggregate of approximately 1.1 million shares of Common Stock that have been reserved for issuance under its employee stock option plans and purchase plans thus permitting the resale of such shares in the public market without restriction under the Securities Act.

     Prior to this offering, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Cowen & Company and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                             NUMBER
                                  UNDERWRITERS                             OF SHARES
       ------------------------------------------------------------------  ---------
       Cowen & Company...................................................
       Hambrecht & Quist LLC.............................................

                                                                           ---------
                 Total...................................................  2,750,000
                                                                           =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public initially offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          per share
to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 412,500 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,750,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Company's officers and directors and certain of the Company's shareholders have agreed subject to certain limited exceptions, not, directly or indirectly, to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any right to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company's shareholders or other public announcement) of Cowen & Company. Cowen & Company has advised the Company that it has no present intention of releasing any of the Company's shareholders from such lock-up agreements until the expiration of such 180-day period.

     The Representatives have advised the Company that, pursuant to rules promulgated by the Commission, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in syndicate covering transactions, in stabilization transactions or otherwise. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales in excess of 5% of the shares offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Rogers & Wells, London, England. Members of the firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an aggregate of 26,223 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company at December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"),
Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997.......   F-3
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996 and for the three-month periods ended March 31, 1996 and 1997..................   F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December
  31, 1994, 1995 and 1996 and for the three-month period ended March 31, 1997.........   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996 and for the three-month periods ended March 31, 1996 and 1997..................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
SCM Microsystems, Inc.:

     We have audited the accompanying consolidated balance sheets of SCM Microsystems, Inc. and subsidiaries (the Company) as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCM Microsystems, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

March 31, 1997, except
  as to Note 10, which is
  as of May 30, 1997

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                              1995         1996
                                                             -------     --------      MARCH 31,
                                                                                         1997
                                                                                      -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents................................  $   739     $  2,593      $   4,946
  Accounts receivable, less allowance of $93, $210 and $203
     in 1995, 1996 and 1997, respectively..................    4,430        5,237          4,516
  Inventories..............................................    2,313        2,279          2,411
  Prepaid expenses.........................................      113          519            673
                                                             -------     --------       --------
     Total current assets..................................    7,595       10,628         12,546
Property and equipment, net................................      476          818            815
Other assets, net..........................................       72           13             13
                                                             -------     --------       --------
                                                             $ 8,143     $ 11,459      $  13,374
                                                             =======     ========       ========
                               LIABILITIES, REDEEMABLE CONVERTIBLE
                            PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Notes payable and current portion of long-term debt......  $ 1,973     $  5,896      $   2,463
  Current portion of related party debt....................       84        2,350             60
  Accounts payable.........................................    3,184        3,351          2,023
  Accrued expenses.........................................      734          818          1,024
                                                             -------     --------       --------
     Total current liabilities.............................    5,975       12,415          5,570
Notes payable and long-term debt, less current portion.....    2,147           --             --
                                                             -------     --------       --------
     Total liabilities.....................................    8,122       12,415          5,570
Redeemable convertible preferred stock; $0.001 par value;
  6,000,000 shares authorized; 1,211,914 shares issued and
  outstanding in 1995 and 1996, and 3,094,705 shares issued
  and outstanding in 1997 (liquidation preference of $4,642
  and $14,476 in 1996 and 1997)............................    4,781        5,068         14,554
Stockholders' deficit:
  Convertible preferred stock, $0.001 par value; 854,038
     shares authorized, issued and outstanding.............        1            1              1
  Common stock, $0.001 par value; 19,000,000 shares
     authorized; 1,280,414 shares issued and outstanding in
     1995 and 1996, and 1,855,956 shares issued and
     outstanding in 1997...................................        1            1              2
  Additional paid-in capital...............................    2,010        2,387          2,444
  Deferred stock compensation..............................       --         (224)          (204)
  Accumulated deficit......................................   (6,618)      (8,015)        (8,649)
  Cumulative translation adjustment........................     (154)        (174)          (344)
                                                             -------     --------       --------
     Total stockholders' deficit...........................   (4,760)      (6,024)        (6,750)
                                                             -------     --------       --------
Commitments and contingencies
                                                             $ 8,143     $ 11,459      $  13,374
                                                             =======     ========       ========

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              THREE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                  MARCH 31,
                                     ---------------------------------     -------------------------
                                      1994        1995         1996          1996            1997
                                     -------     -------     ---------     ---------       ---------
                                                                                  (UNAUDITED)
Net sales..........................  $ 6,446     $18,066     $  21,520     $   4,257       $   4,365
Cost of sales......................    5,087      15,771        14,880         3,068           2,800
                                     -------     --------      -------       -------         -------
     Gross profit..................    1,359       2,295         6,640         1,189           1,565
Operating expenses:
  Research and development.........    1,162       1,399         2,386           624             628
  Sales and marketing..............    1,224       2,057         3,230           631             895
  General and administrative.......      580       1,439         2,004           441             518
                                     -------     --------      -------       -------         -------
     Loss from operations..........   (1,607)     (2,600)         (980)         (507)           (476)
Interest expense...................     (261)       (337)         (304)          (25)            (66)
Other..............................       --          11           174            35              67
                                     -------     --------      -------       -------         -------
     Net loss......................  $(1,868)    $(2,926)    $  (1,110)    $    (497)      $    (475)
                                     =======     ========      =======       =======         =======
Pro forma net loss per share.......                          $   (0.19)                    $   (0.08)
                                                               =======                       =======
Shares used to compute pro forma
  net loss per share...............                              5,272                         6,054
                                                               =======                       =======

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                       CONVERTIBLE
                     PREFERRED STOCK-                                                                                   TOTAL
                         SERIES A          COMMON STOCK      ADDITIONAL     DEFERRED                   CUMULATIVE    STOCKHOLDERS'
                     ----------------   ------------------    PAID-IN        STOCK       ACCUMULATED   TRANSLATION      EQUITY
                     SHARES    AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT     ADJUSTMENT     (DEFICIT)
                     -------   ------   ---------   ------   ----------   ------------   -----------   -----------   ------------
Balances as of
  December 31,
  1993.............  854,038     $1     1,280,414     $1       $1,761        $   --        $(1,685)       $ (58)       $     20
Foreign currency
  translation
  adjustment.......       --     --            --     --           --            --             --         (180)           (180)
Net loss...........       --     --            --     --           --            --         (1,868)          --          (1,868)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balances as of
  December 31,
  1994.............  854,038      1     1,280,414      1        1,761            --         (3,553)        (238)         (2,028)
Redeemable
  convertible
  preferred stock,
  Series B
  additional
  paid-in
  capital..........       --     --            --     --          249            --             --           --             249
Foreign currency
  translation
  adjustment.......       --     --            --     --           --            --             --           84              84
Net loss...........       --     --            --     --           --            --         (2,926)          --          (2,926)
Accretion on
  redeemable
  convertible
  preferred stock,
  Series B.........       --     --            --     --           --            --           (139)          --            (139)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balance as of
  December 31,
  1995.............  854,038      1     1,280,414      1        2,010            --         (6,618)        (154)         (4,760)
Deferred
  compensation
  related to grants
  of stock
  options..........       --     --            --     --          377          (377)            --           --              --
Amortization of
  deferred employee
  compensation.....       --     --            --     --           --           153             --           --             153
Foreign currency
  translation
  adjustment.......       --     --            --     --           --            --             --          (20)            (20)
Net loss...........       --     --            --     --           --            --         (1,110)          --          (1,110)
Accretion on
  redeemable
  convertible
  preferred stock,
  Series B.........       --     --            --     --           --            --           (287)          --            (287)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balances as of
  December 31,
  1996.............  854,038      1     1,280,414      1        2,387          (224)        (8,015)        (174)         (6,024)
Exercise of common
  stock options
  (unaudited)......       --     --       575,542      1           57            --             --           --              58
Amortization of
  deferred employee
  compensation
  (unaudited)......       --     --            --     --           --            20             --           --              20
Foreign currency
  translation
  adjustment
  (unaudited)......       --     --            --     --           --            --             --         (170)           (170)
Net loss
  (unaudited)......       --     --            --     --           --            --           (475)          --            (475)
Accretion on
  redeemable
  convertible
  preferred stock
  (unaudited)......       --     --            --     --           --            --           (159)          --            (159)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balances as of
  March 31, 1997
  (unaudited)......  854,038     $1     1,855,956     $2       $2,444        $ (204)       $(8,649)       $(344)       $ (6,750)
                     =======     ==     =========     ==       ======         =====        =======        =====         =======

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,             MARCH 31,
                                                 -------------------------------     ------------------
                                                  1994        1995        1996        1996       1997
                                                 -------     -------     -------     ------     -------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net loss.....................................  $(1,868)    $(2,926)    $(1,110)    $ (497)    $  (475)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization.............       87         135         445         56          78
     Interest on subordinated stockholder loans
       converted to equity.....................       --         242          --         --          --
     Amortization of deferred employee
       compensation............................       --          --         153         --          20
     Changes in operating assets and
       liabilities:
       Accounts receivable.....................     (472)     (2,816)       (991)     1,102         495
       Inventories.............................   (1,020)       (800)        (75)      (226)       (250)
       Prepaid expenses........................      (10)        (99)       (582)        25        (141)
       Accounts payable........................      882       1,983         370       (528)       (931)
       Accrued expenses........................      332         390         116       (184)        129
                                                 -------     -------     -------     ------      ------
          Net cash used in operating
            activities.........................   (2,069)     (3,891)     (1,674)      (252)     (1,075)
                                                 -------     -------     -------     ------      ------
Cash flows used in investing activities --
  capital expenditures.........................     (194)       (524)       (643)        (5)       (114)
                                                 -------     -------     -------     ------      ------
Cash flows from financing activities:
  Proceeds from notes payable..................       --       1,253       5,011         --          --
  Payments on notes payable....................      (17)         --      (1,531)      (169)     (1,281)
  Proceeds from long-term debt.................    2,470       1,509          --         --          --
  Principal payments on long-term debt.........      (58)        (59)         --         --          (9)
  Proceeds from issuance of equity.............       --       2,441          --         --       5,095
  Proceeds from line of credit.................       --          --       1,000         --          --
                                                 -------     -------     -------     ------      ------
          Net cash provided by (used in)
            financing activities...............    2,395       5,144       4,480       (169)      3,805
                                                 -------     -------     -------     ------      ------
Effect of exchange rates on cash...............     (180)        (60)       (309)        (2)       (263)
                                                 -------     -------     -------     ------      ------
Net (decrease) increase in cash and cash
  equivalents..................................      (48)        669       1,854       (428)      2,353
Cash and cash equivalents at beginning of
  period.......................................      118          70         739        739       2,593
                                                 -------     -------     -------     ------      ------
Cash and cash equivalents at end of period.....  $    70     $   739     $ 2,593     $  311     $ 4,946
                                                 =======     =======     =======     ======      ======
Supplemental disclosures of cash flow
  information:
  Cash paid during the period -- interest......  $    79     $   191     $   313     $   25     $    25
                                                 =======     =======     =======     ======      ======
  Noncash financing activity -- conversion of
     notes payable and accrued interest to
     redeemable preferred stock................  $    --     $ 2,301     $    --     $   --     $ 4,240
                                                 =======     =======     =======     ======      ======

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996
        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     SCM Microsystems, Inc. (the Company) designs, develops and manufactures hardware, firmware and software products for data security and access control applications. The Company offers products that address the needs of the enterprise data security market, digital video broadcasting market and PCMCIA peripheral products. The Company currently sells its products to a number of OEM customers. The Company is headquartered in California and maintains international headquarters in Germany.

     During 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

  Reincorporation

     From inception in 1990 until December 1996, the Company was incorporated in Germany. During 1993, the Company formed a U.S. subsidiary which is incorporated in Delaware.

     In December 1996, the Company incorporated a holding company in the state of Delaware and entered into a stock exchange agreement with the stockholders of the German corporation. The Board of Directors approved an exchange of one share in the German corporation for 6.4021 shares in the new Delaware corporation which effected a 6.4021 for 1 stock split of common and preferred stock. The Certificate of Incorporation of the Delaware corporation authorizes 19,000,000 shares of common stock at $0.001 par value per share and 6,000,000 shares of preferred stock at $0.001 par value per share. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation and stock split.

  Registration Statement

     In December 1996, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, all the currently outstanding shares of preferred stock will automatically convert into 3,948,743 shares of common stock upon the effectiveness of the proposed IPO. The conversion of the preferred stock has been reflected in the unaudited pro forma stockholders' deficit as of March 31, 1997 (see Note 11).

  Principles of Consolidation

     The accompanying consolidated financial statements include those of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

  Cash Equivalents

     The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of acquisition to be cash equivalents.

  Concentration of Credit Risk

     The Company sells its products to a diversified group of customers which are typically large OEM computer manufacturers located mainly in the United States and Europe. The Company extends credit based on an evaluation of each customer's financial condition and generally requires no collateral from its customers. Credit losses, if any, have been provided for in the consolidated financial statements and have been within management's expectation.

  Inventories

     Inventories are stated at the lower of cost or market, using the first-in, first-out method.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the useful lives of the respective assets or the lease term, generally three to seven years. During 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long Lived Assets and Long Lived Assets to Be Disposed Of. The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial position or operating results.

  Fair Value of Financial Instruments

     The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, and accounts payable approximate their respective fair values due to the short maturities of these instruments. The fair value of the Company's notes payable, notes payable to related parties, and long-term related party debt is not determinable as it is uncertain at what value the Company could settle such financing or obtain replacement financings.

  Revenue Recognition

     Revenue from product sales is recognized upon product shipment. Provisions for estimated warranty repairs and returns and allowances are provided for at the time products are shipped. Revenue recognition under nonrecurring engineering contracts generally is recognized upon the percentage of completion basis.

  Stock-Based Compensation

     The Company accounts for its stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires entities to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 had been applied.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

  Income Taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Foreign Currency Translation

     The functional currency of the Company's foreign subsidiary is the local foreign currency. The Company translates the assets and liabilities of its foreign subsidiary to U.S. dollars at the rates of exchange in effect at the end of the year. Net sales and expenses are translated at the average rates of exchange for the year. Translation gains and losses are included in stockholders' deficit in the consolidated balance sheets. Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are included in income and have not been significant to the Company's consolidated operating results in any period.

  Pro Forma Net Loss Per Share

     Pro forma net loss per share data is based on the weighted-average number of shares of common stock and, when dilutive, common equivalent shares from stock options and warrants outstanding, using the treasury stock method, and convertible preferred stock and notes payable on an "as if converted" basis.

     Pursuant to certain SEC Staff Accounting Bulletins, common stock, convertible preferred stock and convertible notes payable issued for consideration below the assumed IPO price and stock options granted and warrants issued with exercise prices below the assumed IPO price during the 12-month period prior to the date of the initial filing of the registration statement, even when antidilutive, have been included in the calculation of pro forma net loss per share, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented.

     The Financial Accounting Standards Board recently issued SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the presentation of basic earnings per share (EPS) and, for companies with complex capital structures, diluted EPS. SFAS No. 128 is effective for annual and interim periods ending after December 15, 1997. The Company expects that for profitable periods basic EPS will be higher than earnings per share as presented in the accompanying financial statements and diluted EPS will not differ materially from earnings per share as presented in the accompanying consolidated financial statements. Computations for loss periods should not change significantly.

  Unaudited Interim Consolidated Financial Statements

     The unaudited interim consolidated financial statements as of March 31, 1997, and for the three months ended March 31, 1996 and 1997, have been prepared on substantially the same basis as the audited consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

2. BALANCE SHEET COMPONENTS

     A summary of balance sheet components is as follows (in thousands):

                                                          DECEMBER 31,
                                                        -----------------     MARCH 31,
                                                         1995       1996        1997
                                                        ------     ------     ---------
        Inventories:
          Raw materials...............................  $  945     $1,615      $ 1,234
          Work in process.............................     241         --           --
          Finished goods..............................   1,127        664        1,177
                                                        ------     ------       ------
                                                        $2,313     $2,279      $ 2,411
                                                        ======     ======       ======
        Property and equipment:
          Furniture, fixtures, and office equipment...  $  570     $1,070      $ 1,116
          Purchased software..........................     109        204          207
                                                        ------     ------       ------
                                                           679      1,274        1,323
          Less accumulated depreciation...............     203        456          508
                                                        ------     ------       ------
                                                        $  476     $  818      $   815
                                                        ======     ======       ======

3. NOTES PAYABLE, LONG-TERM DEBT, AND RELATED PARTY DEBT

     Notes payable and long-term debt consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                        -----------------     MARCH 31,
                                                         1995       1996        1997
                                                        ------     ------     ---------
        Nonconvertible loans..........................  $2,070     $2,580      $ 2,410
        Notes payable to banks........................   2,050        357           53
        Convertible notes payable, Series C...........      --      1,959           --
        Line of credit................................      --      1,000           --
                                                        ------     ------          ---
                                                         4,120      5,896        2,463
        Less current portion..........................   1,973      5,896        2,463
                                                        ------     ------          ---
             Notes payable and long-term debt, less
               current portion........................  $2,147     $   --      $    --
                                                        ======     ======          ===

     Related party debt consisted of the following (in thousands):

                                                             DECEMBER 31,        MARCH
                                                           -----------------      31,
                                                            1995       1996       1997
                                                           ------     ------     ------
        Convertible notes payable Series C -- related
          party..........................................  $   --     $  627     $   --
        Convertible notes payable Series D -- related
          party..........................................      --      1,654         --
        Stockholder loans................................      84         69         60
                                                           ------     ------     ------
                                                               84      2,350         60
        Less current portion.............................      84      2,350         60
                                                           ------     ------     ------
             Long-term related party debt, less current
               portion...................................  $   --     $   --     $   --
                                                           ======     ======     ======

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

  Nonconvertible Loans

     In October 1993, the Company's German subsidiary entered into a Deutsche Mark (DM) 1,000,000 loan agreement, bearing interest at 5% per annum, expiring on December 31, 2003. In June 1995, the Company entered into an additional DM 3,000,000 loan agreement with the same party, bearing interest at 6% per annum, expiring on December 31, 2005. DM 2,000,000 was drawn under this second agreement in June 1995, and the remaining DM 1,000,000 was drawn on April 2, 1996. The terms of these agreements also provide the lender with the option to request an additional compensation of 25% of the then outstanding loan amount after the fifth year of each of the respective agreements or upon early termination of the loans by the Company. The Company may terminate this agreement at the end of each half year with three months notice. The outstanding balance on these loans was $2,070,000, $2,580,000, and $2,410,000 as of December 31, 1995 and 1996, and March 31, 1997, respectively.

  Notes Payable to Banks

     Notes payable to banks bear interest at 10% and are guaranteed by certain stockholders of the Company.

  Convertible Notes Payable, Series C

     In February 1996, the Company's German subsidiary entered into a loan agreement for DM 4,009,000. The loan bears interest at 4% per annum and is convertible into 653,642 shares of Series C preferred stock. The outstanding balance of this loan as of December 31, 1996, was $1,959,000 payable to third parties and $627,000 payable to stockholders. In accordance with the provisions of the loan agreement, the loan was converted into 653,642 shares of Series C preferred stock in March 1997.

  Line of Credit

     In April 1996, the Company entered into a $2,500,000 revolving line of credit agreement expiring in August 1997. The facility bears interest at the bank's prime rate plus 1.5%, reduced to 1.0% under certain profitability conditions contained in the agreement (9.25% as of December 31, 1996). The agreement contains certain financial covenants and is secured by all assets of the Company. As of December 31, 1996, the Company had outstanding borrowings of $1,000,000 under this agreement.

     The Company also has DM 4,500,000 in foreign lines of credit and other bank facilities. These facilities bear interest at 8.0% to 8.75% and expire on various dates through March 1998. As of December 31, 1996, there were no borrowings under these lines.

  Convertible Notes Payable, Series D

     In December 1996, the Company's German subsidiary entered into a loan agreement for a total of DM 3,179,000 with stockholders of which DM 2,564,000 was tendered at year-end. The loan agreement includes a conversion option which may be exercised after June 30, 1997, and expires on December 31, 1997. Under the terms of the agreement, the loan, if not converted, becomes payable on demand. Under the agreement, the debt automatically converts to common stock in the event of certain events including an IPO of equity securities. The loan bears no interest and is convertible into 377,580 shares of Series D preferred stock. Under the terms of this agreement, if the conversion option is not exercised by December 31, 1997, the loan will bear interest at 12% per annum from the date of issue. The outstanding balance of this loan as of December 31, 1996, was $1,654,000. In March 1997, the Company and the note holders agreed to convert the debt into 377,580 shares of Series D preferred stock and the accompanying consolidated financial statements

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

have been retroactively restated to reflect the conversion as if the conversion had been completed as of March 31, 1997.

     In connection with this loan agreement, the Company issued 22,652 warrants to purchase Series D preferred stock at $5.72 per share. The fair value of these warrants was not significant.

  Stockholder Loans

     Loans from stockholders accrue interest at 8.5% per annum. These loans from stockholders are due on demand.

  Convertible Notes Payable

     In August 1994, certain stockholders advanced the Company loans totaling $2,059,000. In June 1995, these loans and accrued interest of approximately $242,000 were converted into Series B preferred stock.

4. STOCKHOLDERS' DEFICIT

  Convertible Preferred Stock

     As of December 31, 1996, the Company was authorized to issue 6,000,000 shares of convertible preferred stock, with a par value of $0.001. The Company has designated 854,038 shares as convertible Series A and 1,211,914 shares as convertible Series B.

     In March 1997, the Company issued 388,284 shares of Series D redeemable convertible preferred stock for proceeds of $2,221,000 and 463,285 shares of Series E redeemable convertible preferred stock for proceeds of $2,650,000.

     The rights and preferences of the holders of preferred stock are as follows:

     - Holders of preferred stock are entitled to noncumulative dividends when and as declared by the Company's Board of Directors. Dividends are distributable among all holders of preferred stock and common stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of preferred stock were converted into common stock.

     - Holders of Series B, C, D, and E preferred stock have a liquidation preference of $3.83, $4.29, $5.72 and $5.72 per share, respectively, plus any declared but unpaid dividends.

     - Holders of Series A, B, C, D, and E preferred stock may convert all or part of their shares at any time after the date of issuance into such number of shares of common stock as is determined by dividing $1.75, $3.83, $4.29, $5.72 and $5.72, respectively, by the conversion price in effect at the time.

     - Holders of Series B, C, D, and E preferred stock have the right to require the Company to redeem the then outstanding shares if the Company has not made a public offering of its common stock pursuant to an effective registration statement under the Securities Act of 1933 on or before June 30, 1999, February 28, 2000, December 31, 2001 and February 28, 2002, respectively. An amount equal to the respective shares' liquidation preference plus 6% compounded interest per annum on such amount from the date of issuance shall be paid to the holders of such preferred stock subject to certain provisions of the stock purchase agreement.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     In connection with the issuance of Series D redeemable convertible preferred stock, the Company issued 28,539 warrants to purchase Series D preferred stock at $5.72 per share to a stockholder. The fair value of these warrants was not significant.

  Stock Options

     In October 1995, the Company authorized issuance of 376,443 options. The options generally vest over a 4-year period, 25% vesting on the first anniversary date of the employees' date of employment and 1/48th vesting each additional full month thereafter, and are exercisable for a term of 10 years after issuance. During July 1996, the number of shares authorized to be issued was increased to 1,030,097 shares.

     Stock option activity during the periods indicated is as follows:

                                                                   OUTSTANDING OPTIONS
                                                    SHARES       -----------------------
                                                   AVAILABLE     NUMBER OF       PRICE
                                                   FOR GRANT      SHARES       PER SHARE
                                                   ---------     ---------     ---------
        Balance as of January 1, 1995............         --           --        $  --
          Shares reserved........................    376,443           --           --
          Options granted........................   (283,073)     283,073         0.10
                                                    --------     --------
        Balances as of December 31, 1995.........     93,370      283,073         0.10
          Shares reserved........................    653,654           --
          Options granted........................   (732,270)     732,270         0.10
          Options canceled.......................     81,627      (81,627)        0.10
                                                    --------     --------
        Balances as of December 31, 1996.........     96,381      933,716         0.10
          Options exercised......................         --     (575,542)        0.10
          Shares assumed under 1997 Stock Plan...    (96,381)          --
                                                    --------     --------
        Balances as of March 31, 1997............         --      358,174        $0.10
                                                    ========     ========

     As of December 31, 1996, 480,414 options were fully vested and exercisable.

     The Company accounts for stock-based compensation in accordance with APB Opinion No. 25 and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements because the fair value of the underlying common stock equals or exceeds the exercise price of the stock options at the date of grant, except with respect to the options and restricted stock granted in July and October 1996. The Company has recorded deferred stock compensation of $377,000 for the difference at the grant date between the exercise price and the fair value, as determined by an independent valuation, of the restricted stock and the common stock underlying the options. This amount is being amortized on the straight-line basis over the vesting period of the individual options and restricted stock, generally four years. For the year ended December 31, 1996, the Company expensed approximately $153,000 of the deferred stock compensation reflecting the commencement of vesting from the date of employment. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's compensation charge would have been $145,000, and the Company's net loss would have been changed to the pro forma amounts indicated below (in thousands):

                                                                1995        1996
                                                               -------     -------
            Net loss:
              As reported....................................  $(2,926)    $(1,110)
              Pro forma......................................   (2,926)     (1,102)

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

     The per share weighted-average fair value of stock options granted during 1995 and 1996 was $0.02 and $0.54, respectively, on the date of grant using the minimum value method with the following weighted-average assumptions:
1995 -- expected dividend yield 0.0%, risk-free interest rate of 5.79%, expected life of 4 years and remaining average contractual life of 9 years;
1996 -- expected dividend yield 0.0%, risk-free interest rate of 6.32%, expected life of 4 years and remaining average contractual life of 10 years.

5. GEOGRAPHIC INFORMATION

     Information regarding operations in different geographic regions is as follows (in thousands):

                                                                           THREE MONTHS
                                                   YEARS ENDED                 ENDED
                                                  DECEMBER 31,               MARCH 31,
                                           ---------------------------   -----------------
                                            1994      1995      1996      1996      1997
                                           -------   -------   -------   -------   -------
        Net sales to unaffiliated
          customers:
          Europe.........................  $ 5,319   $ 8,848   $11,289   $ 2,459   $ 3,177
          United States..................    1,127     9,218    10,231     1,798     1,188
                                           -------   -------   -------    ------   -------
                                           $ 6,446   $18,066   $21,520   $ 4,257   $ 4,365
                                           =======   =======   =======    ======   =======
        Transfers between geographic
          areas
          (eliminated in consolidation):
          Europe.........................  $ 1,207   $ 8,608   $ 6,241   $ 1,030   $ 1,012
          United States..................       --        --        --        --        --
                                           -------   -------   -------    ------   -------
                                           $ 1,207   $ 8,608   $ 6,241   $ 1,030   $ 1,012
                                           =======   =======   =======    ======   =======
        Income (loss) from operations:
          Europe.........................  $  (683)  $  (907)  $(1,144)  $  (620)  $   (49)
          United States..................     (924)   (1,693)      164       113      (427)
                                           -------   -------   -------    ------   -------
                                           $(1,607)  $(2,600)  $  (980)  $  (507)  $  (476)
                                           =======   =======   =======    ======   =======
        Identifiable assets:
          Europe.........................  $ 2,532   $ 4,168   $ 6,912             $ 6,009
          United States..................      920     3,975     4,547               7,365
                                           -------   -------   -------             -------
                                           $ 3,452   $ 8,143   $11,459             $13,374
                                           =======   =======   =======             =======

     The Company's European operations are in Germany and France. Intercompany transfers between geographic areas are accounted for using the transfer prices in effect for subsidiaries.

6. INCOME TAXES

     As of December 31, 1996, SCM Microsystems GmbH had German net operating loss carryforwards of approximately $4,600,000, which can be used to offset GmbH's income. The German net operating loss carryforwards can be carried forward indefinitely.

     SCM Microsystems, Inc. had net operating loss carryforwards of approximately $1,900,000 and $800,000 for federal and California income tax purposes, respectively. The federal net operating loss carryforwards will expire in the years 2008 through 2010. The California net operating loss carryforwards will expire in the years 1998 through 2000.

     Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by the Internal Revenue Code, Section 382. An ownership change occurred in 1996,

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

resulting in the U.S. subsidiary's federal and California net operating loss carryforwards being subject to an annual limitation of approximately $340,000. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

     The domestic and foreign components of net income (loss) before income taxes are as follows (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
        Domestic....................................    $  (924)    $(1,693)    $   133
        Foreign.....................................       (944)     (1,233)     (1,243)
                                                        -------     -------     -------
                  Net loss..........................    $(1,868)    $(2,926)    $(1,110)
                                                        =======     =======     =======

     The Company has a deferred tax asset as of December 31, 1995 and 1996, of approximately $1,100,000 and $2,200,000, which is fully offset by a valuation allowance. The deferred tax asset principally results from the net operating loss carryforwards. The Company has provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets.

7. COMMITMENTS

     The Company leases its facilities, certain equipment, and automobiles under noncancelable operating lease agreements. These lease agreements expire at various dates during the next four years. Rent expense was $251,000, $343,000, and $467,000 in 1994, 1995, 1996, respectively.

     Future minimum lease payments under noncancelable operating leases are as follows as of December 31, 1996 (in thousands):

                                   YEARS ENDING
                                   DECEMBER 31,
                --------------------------------------------------
                   1997...........................................    $  440
                   1998...........................................       399
                   1999...........................................       303
                   2000...........................................        54
                                                                      ------
                          Total minimum lease payments............    $1,196
                                                                      ======

8. RELATED PARTY TRANSACTIONS

     The Company purchased inventory under transactions negotiated on a basis comparable to an arm's length basis totaling $3,478,000 and $3,294,000 in 1995 and 1996, respectively, from a stockholder. Included in accounts payable are amounts owed this stockholder of $925,000 and $396,000 as of December 31, 1995 and 1996, respectively.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

9. MAJOR CUSTOMERS AND SALES INFORMATION

     A summary of the net sales to major customers that exceeded 10% of total net sales during each of the years in the three-year period ended December 31, 1996, and the amount due from these customers as of December 31, 1996, follows (accounts receivable in thousands):

                                                                                  ACCOUNTS
                                                      1994     1995     1996     RECEIVABLE
                                                      ----     ----     ----     -----------
        Customer 1................................      --       --       12%      $   346
        Customer 2................................      --       --       11%        1,326
        Customer 3................................      --       17%      --            --
        Customer 4................................      --       16%      --            --
        Customer 5................................      12%      --       --            --
        Customer 6................................      11%      --       --           109

     During 1994, 1995, and 1996, net sales of PCMCIA peripheral products amounted to 78%, 31%, and 23%, respectively, of sales. As discussed in Note 1, during 1996, the Company phased out of these products.

10. SUBSEQUENT EVENTS

  Series F Preferred Stock Financing

     In April 1997, the Company issued 849,790 shares of Series F redeemable convertible preferred stock for proceeds of $6,991,199, of which 34,965 shares are subject to repurchase rights. The rights and preferences of Series F preferred stock are substantially the same as the rights and preferences underlying the holders of Series B, C, D, and E preferred stock with the following exceptions:

     - The liquidation preference of Series F shall be $8.58.

     - Holders of Series F preferred stock may convert all or part of their shares at any time after the date of issuance into such number of shares of common stock as is determined by dividing $8.58 by the conversion price in effect at the time.

     - Holders of Series F preferred stock have the right to require the Company to redeem the then outstanding shares if the Company has not made a public offering of its common stock pursuant to an effective registration statement under the Securities Act of 1933 on or before March 28, 2002.

     Pursuant to the terms of the Series F Preferred Stock Purchase Agreement, the Company issued a warrant for the purchase of an additional 194,930 shares of Series F preferred stock at a price of $8.58 per share to one of the purchasers of Series F preferred stock ("the warrant holder"). This warrant was issued as partial consideration for the warrant holder entering into a Development and Supply Agreement with the Company, which was executed effective April 30, 1997. The fair value of these warrants was not significant.

     In conjunction with the designation of Series F preferred stock, the Company approved an increase to the authorized number of shares of common stock and preferred stock to 40,000,000 shares and 10,000,000 shares, respectively.

  Employee Stock Plans

     1997 Stock Plan

     In April 1997, the Company's stockholders approved the 1997 Stock Plan (the 1997 Plan) under which employees and consultants may be granted incentive or nonqualified stock options for the purchase of the Company's common stock and stock purchase rights. Unless terminated sooner, the 1997 Plan will terminate

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

automatically in 2007. A total of 1,000,000 shares of common stock are currently reserved for issuance pursuant to the 1997 Plan.

     1997 Employee Stock Purchase Plan

     In April 1997, the Company's stockholders approved the 1997 Employee Stock Purchase Plan which authorizes the issuance of up to 175,000 shares of the Company's common stock. The plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of fair market value of the common stock at the beginning or end of each offering period.

     1997 Director Option Plan

     In April 1997, the Company's stockholders approved the 1997 Director Option Plan (the Director Plan). A total of 50,000 shares of common stock has been reserved for issuance under the Director Plan. Each outside director of the Company will automatically be granted an option to purchase up to 10,000 shares of common stock upon the effective date of the Director Plan and will automatically be granted annual subsequent options to purchase additional shares of common stock under the Director Plan. The price of stock purchased under the Director Plan is 100% of the fair market value of the common stock as of the grant date.

  Legal Proceedings

     On April 28, 1997, a third party served the Company with a complaint alleging that certain of the Company's products infringe certain claims of a French patent held by the third party. While the outcome of any litigation is uncertain, management of the Company believes that, based upon the defenses available to the Company and the third party's stated licensing position, the matter can be resolved without material adverse effect on the Company's results of operations.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1996 AND 1997 IS UNAUDITED.)

11. PRO FORMA INFORMATION (UNAUDITED)

     The following table reflects the pro forma adjustments in the accompanying consolidated balance sheet (in thousands):

                                                                        MARCH 31, 1997
                                                         --------------------------------------------
                                                         HISTORICAL      ADJUSTMENTS        PRO FORMA
                                                         ----------                         ---------
                                                         --------------------------------------------
                                                                         (UNAUDITED)
Current assets:
  Cash.................................................   $  4,946       $   6,991(c)        $11,937
  Other current assets.................................      7,600              --             7,600
                                                           -------        --------           -------
     Total current assets..............................     12,546           6,991            19,537
Other noncurrent assets................................        828              --               828
                                                           -------        --------           -------
     Total assets......................................   $ 13,374       $   6,991           $20,365
                                                           =======        ========           =======
Total liabilities......................................   $  5,570       $      --           $ 5,570
Redeemable convertible preferred stock.................     14,554         (14,554)(a)            --
Stockholders' equity (deficit):
  Convertible preferred stock..........................          1              (1)(b)            --
  Common stock.........................................          2               5(a)(b)(c)        7
  Additional paid-in capital...........................      2,444          21,541(a)(b)(c)   23,985
  Deferred stock compensation..........................       (204)             --              (204)
  Accumulated deficit..................................     (8,649)             --            (8,649)
  Cumulative translation adjustment....................       (344)             --              (344)
                                                           -------        --------           -------
     Total stockholders' equity (deficit)..............     (6,750)         21,545            14,795
                                                           -------        --------           -------
          Total liabilities and stockholders' equity
            (deficit)..................................   $ 13,374       $   6,991           $20,365
                                                           =======        ========           =======

---------------

(a) Gives effect to the conversion of the Company's Series B, C, D, and E redeemable convertible preferred stock into 1,211,914, 653,642, 765,864, and 463,285 shares, respectively, of common stock.

(b) Gives effect to the conversion of the Company's convertible preferred Series A stock into 854,038 shares of common stock.

(c) Gives effect to the subsequent offering and conversion into common of 849,790 shares of Series F convertible preferred stock (see Note 10).

                                    APPENDIX


DESCRIPTION OF GRAPHICS

1  Inside Front Cover:

Picture depicts the major products provided by the Company and its customers to implement security solutions using existing infrastructure, the Company's products and third party hardware, software and systems.


2  Gatefold:

Picture depicts the market and product evolution of secured digital data access and delivery in the corporate and consumer marketplaces, and the convergence of these markets and products as facilitated by the Company's products, its OEM partners and standards-setting organizations in which the Company actively participates.


3  Inside Back Cover:

Picture depicts the Company's products and the consumer and corporate digital systems (e.g., set-up boxes and network computers) utilizing these products.


4  Data Security "Patchwork":

Picture on page 28 depicts the different methods of data security implemented by enterprise networks in order to accommodate the problems presented by different information sources and types of users.


5  Securing Digital Video Broadcasts:

Picture on page 31 depicts the role of a Digital Video Broadcasting-Conditional Access Module in securing digital video broadcasts and the different services which such module enables.

============================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, OF ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                         ------------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................     3
Risk Factors...............................     6
Use of Proceeds............................    15
Dividend Policy............................    15
Capitalization.............................    16
Dilution...................................    17
Selected Consolidated Financial Data.......    18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    19
Business...................................    27
Management.................................    43
Certain Transactions.......................    49
Principal Stockholders.....................    50
Description of Capital Stock...............    52
Shares Eligible for Future Sale............    53
Underwriting...............................    55
Legal Matters..............................    56
Experts....................................    56
Additional Available Information...........    57
Index to Consolidated Financial
  Statements...............................   F-1

                         ------------------------------

  UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THE PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
============================================================
============================================================

                                2,750,000 Shares

                                      LOGO

                                  Common Stock

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------
                                COWEN & COMPANY

                               HAMBRECHT & QUIST

                                            , 1997

============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                             AMOUNT
                                                                             TO BE
                                                                              PAID
                                                                            --------
        SEC registration fee..............................................  $  9,583
        NASD filing fee...................................................     3,663
        Nasdaq National Market listing fee................................    25,000
        Printing and engraving expenses...................................   100,000
        Legal fees and expenses...........................................   350,000
        Accounting fees and expenses......................................   225,000
        Directors' and officers' liability insurance......................   200,000
        Blue Sky qualification fees and expenses..........................     3,000
        Transfer agent and registrar fees.................................     5,000
        Miscellaneous.....................................................    53,754
                                                                            --------
                  Total...................................................  $975,000
                                                                            ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws, as amended, of the Registrant provide that: (i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws, as amended, are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and
(v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as amended, as well as certain additional procedural protections.

     The indemnification provisions in the Bylaws, as amended, and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                              EXHIBIT
                                      DOCUMENT                                NUMBER
        --------------------------------------------------------------------  ------
        Form of Underwriting Agreement......................................     1.1
        Form of Amended and Restated Certificate of Incorporation prior to
          completion of this offering.......................................     3.1
        Form of Amended and Restated Certificate of Incorporation to be
          effective upon completion of this offering........................     3.2
        Bylaws, as amended..................................................     3.3
        Form of Indemnification Agreement entered into by the Registrant
          with each of its directors and executive officers.................    10.1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     From January 1, 1994 through May 31, 1997 the Registrant has issued and sold the following securities:

     (i) the Registrant issued and sold 3,944,495 shares of Preferred Stock at purchase prices ranging from $3.83 to $8.58 for aggregate consideration of approximately $21,382,000; and

     (ii) the Registrant issued and sold 549,934 shares of Common Stock to employees and consultants at an exercise price of $0.10 for aggregate consideration of approximately $55,000.

     The issuances referred to in paragraph (i) were deemed exempt from registration under the Securities Act in reliance upon Section 4(2) thereof. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The issuances of Common Stock described in paragraph (ii) above were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

    EXHIBIT NO.                                     DESCRIPTION
    -----------     ----------------------------------------------------------------------------
       1.1*         Form of Underwriting Agreement.
       3.1          Third Amended and Restated Certificate of Incorporation of Registrant to be
                    effective prior to the completion of this offering.
       3.2          Form of Fourth Amended and Restated Certificate of Incorporation to be
                    effective upon completion of this offering.
       3.3          Bylaws, as amended, of Registrant.
       4.1*         Form of Registrant's Common Stock Certificate.
       5.1*         Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation,
                    regarding legality of the securities being issued.
       9.1          Voting Trust Agreement with Nicholas Efthymiou.
       9.2          Voting Trust Agreement with Reiner Pohl.
      10.1          Form of Director and Officer Indemnification Agreement.
      10.2          1997 Stock Plan.
      10.3          1997 Employee Stock Purchase Plan.
      10.4*         1997 Director Option Plan.
      10.5          1997 Stock Option Plan for French Employees.
      10.6          1997 Employee Stock Purchase Plan for Non-U.S. Employees.
      10.7          Partnership Agreement, dated June 8, 1995, between Registrant and
                    Technologie-Beteiligungs-GmbH of Deutsche Ausgleichsbank.
      10.8          Continuing Guarantee, dated January 15, 1997, between Registrant and
                    Imperial Bank.
      10.9          Line of Credit, dated October 23, 1996, between Registrant and Deutsche
                    Bank.
      10.10         Line of Credit, dated December 3, 1996, between Registrant and BHF Bank.
      10.11         Line of Credit, dated November 11, 1996, between Registrant and
                    Stadtsparkasse Munchen.

    EXHIBIT NO.                                     DESCRIPTION
    -----------     ----------------------------------------------------------------------------
      10.12         Lease, dated September 29, 1994, between Registrant and Los Gatos Business
                    Park.
      10.13         Sublease Agreement, dated December 17, 1996, between Intermart Systems, Inc.
                    and Registrant.
      10.14         Lease, dated September 30, 1994, between Registrant and Olbrich Franz.
      10.15         Amended and Restated Stockholders' Agreement, dated April 11, 1997, between
                    Registrant and certain investors.
      10.16         Form of Employment Agreement between SCM GmbH and Messrs. Schneider and
                    Meier.
      10.17         Employment Agreement, dated May 15, 1995, between Registrant and Jean-Yves
                    Le Roux.
      10.18+        Commitment Instrument, dated August 7, 1996, among France Telecom, Matra
                    Communication, Registrant and Matra MHS.
      10.19*        Teaming Agreement, dated October 6, 1995, between Temic/Matra MHS, Matra
                    Communication and Registrant.
      10.20*        Final Agreement, dated February 11, 1997, between SCM Microsystems GmbH and
                    Matra Communications S.A.S.
      10.21*        Development Agreement, dated March 6, 1997, between Intel Corporation and
                    Registrant.
      10.22+        Technology Development and License Agreement, dated September 27, 1996, between Registrant and Sun Microsystems, Inc.
      10.23         Cooperation Contract, dated March 25, 1996, between Registrant and Stocko
                    Metallwarenfabriken Henkels and Sohn GmbH & Co.
      10.24*        Development and Supply Agreement, dated October 9, 1996, between BetaDigital
                    Gesellschaft fur digitale Fernsehdienste mbH and Registrant.
      10.25         Framework Contract, dated December 23, 1996, between Siemens Nixdorf
                    Informationssysteme AG and Registrant.
      10.26*        Individual contract, dated December 23, 1996, between Siemens Nixdorf
                    Informationssysteme AG and Registrant.
      10.27+        B-1 License and Know-How Contract, dated September 4, 1996, between Deutsche
                    Telekom AG and Registrant, as amended.
      10.28*        Technology license agreement, dated             , 1997, between Wolfgang
                    Neifer and Registrant.
      10.29+        Patent License Agreement, dated November 15, 1995, between MIPS Dataline
                    America, Inc. and Registrant.
      10.30*        Development and Supply Agreement, dated May 15, 1997, between Telenor Conax and Registrant.
      10.31+        Manufacturer's Sales Representative Agreement, dated December 8, 1994, between Registrant and AGM.
      11.1          Statement of computation of earnings per share.
      21.1          Subsidiaries of the Registrant.
      23.1          Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants
      23.2*         Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
                    (included in Exhibit 5.1)
      24.1          Power of Attorney (see page II-5)
      27.1          Financial Data Schedule

---------------

* To be filed by amendment.

+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. sec.sec. 200.80(b)(4), 200.83 and 230.46.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the California Corporation Law, the Registrant's Certificate of Incorporation, as amended, the Registrant's Bylaws, as amended, the Registrant's indemnification agreements or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Gatos, State of California, on this 12th day of June 1997.

                                          SCM MICROSYSTEMS, INC.

                                          By:      /s/ STEVEN HUMPHREYS
                                            ------------------------------------
                                              Steven Humphreys
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Humphreys and John Niedermaier, and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                TITLE                     DATE
-----------------------------------------------  ---------------------------     --------------
             /s/ STEVEN HUMPHREYS                President and Chief             June 12, 1997
-----------------------------------------------  Executive Officer
               Steven Humphreys                  (Principal Executive
                                                 Officer) and Director

             /s/ JOHN NIEDERMAIER                Vice President, Finance and     June 12, 1997
-----------------------------------------------  Chief Financial Officer
               John Niedermaier                  (Principal Financial and
                                                 Accounting Officer)

             /s/ ROBERT SCHNEIDER                Chairman of the Board           June 12, 1997
-----------------------------------------------
               Robert Schneider

                /s/ BERND MEIER                  Chief Operations Officer        June 12, 1997
-----------------------------------------------  and Director
                  Bernd Meier

            /s/ FRIEDRICH BORNIKOEL              Director                        June 12, 1997
-----------------------------------------------
              Friedrich Bornikoel

               /s/ BRUCE GRAHAM                  Director                        June 12, 1997
-----------------------------------------------
                 Bruce Graham
               /s/ RANDALL LUNN                  Director                        June 12, 1997
-----------------------------------------------
                 Randall Lunn

               /s/ POH CHUAN NG                  Director                        June 12, 1997
-----------------------------------------------
                 Poh Chuan Ng

               /s/ ANDREW VOUGHT                 Director                        June 12, 1997
-----------------------------------------------
                 Andrew Vought

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                      BALANCE AT                DEDUCTIONS:
                                                     BEGINNING OF               WRITE OFFS     BALANCE AT
                  CLASSIFICATION                        PERIOD      ADDITIONS   OF ACCOUNTS   END OF PERIOD
---------------------------------------------------  ------------   ---------   -----------   -------------
Allowance for returns and doubtful accounts
  Year ended December 31, 1994.....................        --           28           --             28
  Year ended December 31, 1995.....................        28           65           --             93
  Year ended December 31, 1996.....................        93          159           42            210
  Quarter ended March 31, 1997.....................       210           --            7            203
Warranty accrual
  Year ended December 31, 1994.....................        --           --           --             --
  Year ended December 31, 1995.....................        --           28           --             28
  Year ended December 31, 1996.....................        28           75           --            103
  Quarter ended March 31, 1997.....................       103          105           --            208

                               INDEX TO EXHIBITS

                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
    EXHIBIT NO.                                  EXHIBIT                             PAGE NUMBER
    -----------     -----------------------------------------------------------------
       1.1*         Form of Underwriting Agreement.
       3.1          Third Amended and Restated Certificate of Incorporation of
                    Registrant to be effective prior to the completion of this offering.
       3.2          Form of Fourth Amended and Restated Certificate of Incorporation
                    to be effective upon completion of this offering.
       3.3          Bylaws, as amended, of Registrant.
       4.1*         Form of Registrant's Common Stock Certificate.
       5.1*         Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation, regarding legality of the securities being issued.
       9.1          Voting Trust Agreement with Nicholas Efthymiou.
       9.2          Voting Trust Agreement with Reiner Pohl.
      10.1          Form of Director and Officer Indemnification Agreement.
      10.2          1997 Stock Plan.
      10.3          1997 Employee Stock Purchase Plan.
      10.4*         1997 Director Option Plan.
      10.5          1997 Stock Option Plan for French Employees.
      10.6          1997 Employee Stock Purchase Plan for Non-U.S. Employees.
      10.7          Partnership Agreement, dated June 8, 1995, between Registrant and
                    Technologie-Beteiligungs-GmbH of Deutsche Ausgleichsbank.
      10.8          Continuing Guarantee, dated January 15, 1997, between Registrant and Imperial Bank.
      10.9          Line of Credit, dated October 23, 1996, between Registrant and
                    Deutsche Bank.
      10.10         Line of Credit, dated December 3, 1996, between Registrant and
                    BHF Bank.
      10.11         Line of Credit, dated November 11, 1996, between Registrant and
                    Stadtsparkasse Munchen.
      10.12         Lease, dated September 29, 1994, between Registrant and Los Gatos
                    Business Park.
      10.13         Sublease Agreement, dated December 17, 1996, between Intermart
                    Systems, Inc. and Registrant.
      10.14         Lease, dated September 30, 1994, between Registrant and Olbrich
                    Franz.
      10.15         Amended and Restated Stockholders' Agreement, dated April 11,
                    1997, between Registrant and certain investors.
      10.16         Form of Employment Agreement between SCM GmbH and Messrs.
                    Schneider and Meier.
      10.17         Employment Agreement, dated May 15, 1995, between Registrant and
                    Jean-Yves Le Roux.
      10.18+        Commitment Instrument, dated August 7, 1996, among France
                    Telecom, Matra Communication, Registrant and Matra MHS.
      10.19*        Teaming Agreement, dated October 6, 1995, between Temic/Matra
                    MHS, Matra Communication and Registrant.

                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
    EXHIBIT NO.                                  EXHIBIT                             PAGE NUMBER
    -----------     -----------------------------------------------------------------
      10.20*        Final Agreement, dated February 11, 1997, between SCM
                    Microsystems GmbH and Matra Communications S.A.S.
      10.21*        Development Agreement, dated March 6, 1997, between Intel
                    Corporation and Registrant.
      10.22+        Technology Development and License Agreement, dated September 27,
                    1996, between Registrant and Sun Microsystems, Inc.
      10.23         Cooperation Contract, dated March 25, 1996, between Registrant and Stocko Metallwarenfabriken Henkels and Sohn GmbH & Co.
      10.24*        Development and Supply Agreement, dated October 9, 1996, between
                    BetaDigital Gesellschaft fur digitale Fernsehdienste mbH and
                    Registrant.
      10.25         Framework Contract, dated December 23, 1996, between Siemens
                    Nixdorf Informationssysteme AG and Registrant.
      10.26*        Individual contract, dated December 23, 1996, between Siemens
                    Nixdorf Informationssysteme AG and Registrant.
      10.27+        B-1 License and Know-How Contract, dated September 4, 1996, between Deutsche Telekom AG and Registrant, as amended.
      10.28*        Technology license agreement, dated             , 1997, between
                    Wolfgang Neifer and Registrant.
      10.29+        Patent License Agreement, dated November 15, 1995, between MIPS
                    Dataline America, Inc. and Registrant.
      10.30*        Development and Supply Agreement, dated May 15, 1997, between
                    Telenor Conax and Registrant.
      10.31+        Manufacturer's Sales Representative Agreement, dated December 8,
                    1994, between Registrant and AGM.
      11.1          Statement of computation of earnings per share.
      21.1          Subsidiaries of the Registrant.
      23.1          Consent of KPMG Peat Marwick LLP, Independent Certified Public
                    Accountants
      23.2*         Consent of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation (included in Exhibit 5.1)
      24.1          Power of Attorney (see page II-5)
      27.1          Financial Data Schedule

---------------

* To be filed by amendment.

+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. sec.sec. 200.80(b)(4), 200.83 and 230.46.